SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

(A free translation from Portuguese into English of individual and consolidated financial statements)

Gafisa S.A.

December 31, 2011

and Independent Auditor’s Report on the Financial Statements

Gafisa S.A.

Financial statements

December 31, 2011

Contents

Audited financial statements

A free translation from Portuguese into English of individual and consolidated financial statements

Gafisa S.A.

Balance sheet

December 31, 2011

(In thousands of Brazilian reais)

		Company			Consolidated
	Notes	2011	2010	1/1/2010	2011	2010	1/1/2010
			(restated)	(restated)		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	4.1	32,226	66,092	44,445	137,598	256,382	292,940
Short-term investments, restricted cash in guarantee to loans and restricted credit	4.2	90,962	491,295	729,034	846,062	944,766	1,131,113
Trade accounts receivable	5	1,390,694	1,362,472	911,333	3,962,574	3,704,709	2,008,464
Properties for sale	6	504,489	653,996	604,128	2,049,084	1,707,892	1,332,374
Other accounts receivable and other	7	26,503	48,437	34,550	60,378	103,109	101,569
Receivables from related parties	22	118,146	186,130	94,984	84,207	75,196	7,222
Lands available for sale	8	65,969	-	-	93,188	-	-
Derivative financial instruments	21.i.b	4,418	-	-	7,735	-	-
Prepaid expenses and other		41,947	12,479	16,852	73,532	21,216	18,766
Total current assets		2,275,354	2,820,901	2,435,326	7,314,358	6,813,270	4,892,448

Non-current assets
Trade accounts receivable	5	169,666	310,386	696,953	863,874	1,247,265	1,768,182
Properties for sale	6	405,958	227,894	134,273	798,206	498,180	416,083
Other accounts receivable and other	7	95,869	88,213	46,684	143,850	120,107	100,202
Receivables from related parties	22	59,066	41,853	17,344	104,059	71,163	17,344
		730,559	668,346	895,254	1,909,989	1,936,715	2,301,811

Investments	9	3,616,333	3,164,898	2,215,097	-	-	-
Property and equipment	10	12,074	30,074	22,842	52,793	68,977	56,476
Intangible assets	11	30,969	18,341	9,598	229,484	221,829	204,686
		3,659,376	3,213,313	2,247,537	282,277	290,806	261,162

Total non-current assets		4,389,935	3,881,659	3,142,791	2,192,266	2,227,521	2,562,973

Total assets		6,665,289	6,702,560	5,578,117	9,506,624	9,040,791	7,455,421

		Company			Consolidated
	Notes	2011	2010	1/1/2010	2011	2010	1/1/2010
			(restated)	(restated)		(restated)	(restated)
Liabilities
Current liabilities
Loans and financing	12	468,455	471,909	514,831	843,283	797,903	678,312
Loans and financing – reclassification due to default	12	253,333	-	-	292,260	-	-
Debentures	13	140,215	14,097	111,121	303,239	26,532	122,377
Debentures - reclassification due to default	13	1,145,961	-	-	1,595,961	-	-
Payable for purchase of properties and advances from customers	18	232,792	126,294	240,164	610,555	420,199	475,409
Materials and service suppliers		54,295	59,335	61,137	135,720	190,461	194,331
Taxes and contributions		50,868	79,766	77,861	250,578	230,888	177,392
Salaries, payroll charges and profit sharing		26,996	38,414	38,945	75,002	72,155	61,320
Declared dividends	19.2	-	98,812	50,716	11,774	102,767	54,279
Provision for legal claims	17	34,875	14,155	11,266	34,875	14,155	11,266
Obligations with the assignment of receivables	14	32,567	37,714	104,176	70,745	88,442	122,360
Payables to partners	15	139,907	-	-	219,796	24,264	11,004
Other payables	16	98,773	66,090	9,402	274,214	37,167	72,293
Payables to related parties	22	198,197	-	-	97,937	-	-
Total current liabilities		2,877,234	1,006,586	1,219,619	4,815,939	2,004,933	1,980,343

Non-current liabilities
Loans and financing	12	444,705	425,094	324,547	721,067	612,275	525,443
Debentures	13	-	1,253,399	1,196,000	-	1,853,399	1,796,000
Payables for purchase of properties and advances from customers	18	53,467	42,998	51,606	177,135	177,860	146,401
Deferred income tax and social contribution	20	66,801	22,453	48,806	83,002	13,847	3,553
Provision for legal claims	17	73,722	72,806	69,467	134,914	124,537	110,073
Obligations with the assignment of receivables	14	264,342	-	-	431,226	-	-
Payables to partners	15	200,056	300,000	300,000	253,390	380,000	300,000
Other payables	16	36,489	8,474	42,438	142,857	241,768	209,427
Total non-current liabilities		1,139,582	2,125,224	2,032,864	1,943,591	3,403,686	3,090,897

Equity
Capital	19.1	2,734,157	2,729,198	1,627,275	2,734,157	2,729,198	1,627,275
Treasury shares	19.1	(1,731)	(1,731)	(1,731)	(1,731)	(1,731)	(1,731)
Capital reserves and options granted	19.3	18,066	295,879	318,439	18,066	295,879	318,439
Reserves of income	19.3	-	547,404	381,651	-	547,404	381,651
Accumulated losses	19.2	(102,019)	-	-	(102,019)	-	-
		2,648,473	3,570,750	2,325,634	2,648,473	3,570,750	2,325,634
Non-controlling interest		-	-	-	98,621	61,422	58,547
Total equity		2,648,473	3,570,750	2,325,634	2,747,094	3,632,172	2,384,181

Total liabilities and equity		6,665,289	6,702,560	5,578,117	9,506,624	9,040,791	7,455,421

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of operations

Year ended December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2011	2010	2011	2010
			(restated)		(restated)

Net operating revenue	23	1,008,747	1,185,772	2,940,506	3,403,050

Operating costs
Real estate development and sales of properties	24	(947,458)	(917,163)	(2,678,338)	(2,460,918)

Gross profit		61,289	268,609	262,168	942,132

Operating (expenses) income
Selling expenses	24	(127,209)	(87,173)	(393,181)	(266,660)
General and administrative expenses	24	(95,845)	(97,572)	(251,458)	(236,754)
Equity pick – up	9	(443,758)	248,493	-	-
Depreciation and amortization	10 and 11	(50,603)	(11,721)	(83,428)	(33,816)
Other income (expenses), net		(62,680)	(48,910)	(34,540)	(12,173)
Expenses for impairment of non-financial assets	6, 8 and 11	(44,568)	-	(102,485)	-

Profit (loss) before financial income (expenses) and income tax and social contribution		(763,374)	271,726	(602,924)	392,729

Financial expenses	25	(173,667)	(106,560)	(252,876)	(210,202)
Financial income	25	36,521	90,185	92,973	128,085

		(900,520)	255,351	(762,827)	310,612
Profit (loss) before income tax and social contribution

Current income tax and social contribution expenses		-	-	(73,207)	(11,834)
Deferred income tax and social contribution income (expenses)		(44,348)	9,214	(69,155)	(10,294)

Total income tax and social contribution	20.i	(44,348)	9,214	(142,362)	(22,118)

Net income (loss) for the year		(944,868)	264,565	(905,189)	288,484

Net income (loss) attributable to:
Net income attributable to non-controlling interests		-	-	(39,679)	(23,919)
Net income (loss) attributable to the Company		(944,868)	264,565	(944,868)	264,565

Average of shares outstanding of the year (in thousands of shares)	28 and 2.1.3	431,586	412,434

Basic net income (loss) per thousand shares outstanding - in Reais (Company)	28 and 2.1.3	(2.1893)	0.6415
Diluted net income per thousand shares outstanding - In Reais (Company)	28 and 2.1.3	(2.1893)	0.6365

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of changes in equity

Year ended December 31, 2011

(In thousands of Brazilian Reais)

		Attributable to controlling interests
						Reserves of Income
	Note	Capital	Treasury shares	Capital reserve	Reserve for expenditures with public offering and options granted	Legal reserve	Statutory reserve	Retained earnings	Retained earnings (accumulated losses)	Total - company	Non- controlling interests	Total consolidated

Balances at December 31, 2009		1,627,275	(1,731)	293,825	24,614	31,758	311,360	38,533	-	2,325,634	58,547	2,384,181

Capital increase	19.1	1,063,750	-	-	-	-	-	-	-	1,063,750	-	1,063,750
- Public offering of shares	19.1	17,891	-	-	-	-	-	-	-	17,891	-	17,891
- Exercise of stock option	19.1	20,282	-	1,620	-	-	-	-	-	21,902	(24,080)	(2,178)
- Merger of Shertis shares	19.1	-	-	-	-	-	-	-	-	-	7,133	7,133
- Payment of advance for future capital increase	19.1	-	-	-	(33,271)	-	-	-	-	(33,271)	-	(33,271)
Expenditures with public offering, net of taxes	19.3	-	-	-	9,091	-	-	-	-	9,091	194	9,285
Stock option plan		-	-	-	-	-	-	-	-	-	(171)	(171)
Payables to partners		-	-	-	-	-	-	-	264,565	264,565	23,919	288,484
Net income for the year (restated)
Allocation:		-	-	-	-	13,228	-	-	(13,228)	-	-	-
Legal reserve (restated)	19.2	-	-	-	-	-	-	-	(98,812)	(98,812)	(4,120)	(102,932)
Declared dividends	19.2	-	-	-	-	-	152,525	-	(152,525)	-	-	-
Statutory reserve (restated)	19.2
Balances at December 31, 2010 (restated)		2,729,198	(1,731)	295,445	434	44,986	463,885	38,533	-	3,570,750	61,422	3,632,172

Capital increase	19.1	4,959	-	-	-	-	-	-	-	4,959	-	4,959
Stock option plan	19.3	-	-	-	17,632	-	-	-	-	17,632	328	17,970
Non-controlling interests of the SPEs of subsidiaries	-	-	-	-	-	-	-	-	-	-	4,846	4,846
Declared dividends	-	-	-	-	-	-	-	-	-	-	(7,654)	(7,654)
Loss for the year	-	-	-	-	-	-	-	-	(944,868)	(944,868)	39,679	(905,189)
Absorption of loss for the year with income and capital reserves	19.2	-	-	(295,445)	-	(44,986)	(463,885)	(38,533)	842,849	-	-	-

Balances at December 31, 2011		2,734,157	(1,731)	-	18,066	-	-	-	(102,019)	2,648,473	98,621	2,747,094

See accompanying notes to the financial statements.

Gafisa S.A.

Cash flows statement

Year ended December 31, 2011

(In thousands of Brazilian Reais)

	Company		Consolidated
	2011	2010	2011	2010
		(restated)		(restated)
Operating activities
Income (loss) before income tax and social contribution	(900,520)	255,351	(762,827)	310,612
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	50,603	11,721	83,428	33,816
Expenses for stock option plans (Note 19.3)	15,429	8,135	19,272	12,924
Unrealized interests and charges, net	83,908	49,788	111,151	217,626
Warranty provision (Note 16)	2,619	4,609	14,690	14,869
Provision for legal claims and commitments (Note 17)	37,467	15,471	57,902	36,655
Provision for profit sharing	71	15,234	17,196	36,612
Allowance for doubtful accounts and cancelled contracts (Note 5)	5,585	-	67,056	9,904
Provision for realization of non-financial assets:		-		-
Properties for sale (Note 6)	6,643	-	50,049	,
Lands available for sale (Note 8)	27,495	-	42,006	,
Intangible assets (Note 11)	10,430	-	10,430	,
Equity Pick - up (Note 9)	443,758	(248,493)	-	-
Derivatives financial instruments (Note 21)	(4,418)	-	(7,735)	-
Provision for penalties due to delay in construction works (Note 16)	12,675	-	51,211	-
Write-off of property and equipment, net (Notes 10 and 11)	6,646	-	9,579	-

Decrease (increase) in operating assets
Trade accounts receivable	106,913	(64,572)	58,470	(1,185,232)
Properties for sale	(128,663)	(143,489)	(826,461)	(457,615)
Other accounts receivable and other	65,051	(397,028)	(27,682)	(133,689)
Prepaid expenses and other	(29,467)	4,372	(52,317)	(2,450)

Increase (decrease) in operating liabilities
Obligations for purchase of land and advances from customers	116,969	(122,478)	189,631	(23,751)
Taxes and contributions	(28,899)	(12,817)	19,690	113,517
Materials and service suppliers	(5,040)	(1,802)	(54,741)	(3,870)
Salaries, payable charges and bonus payable	(11,493)	5,087	(14,348)	(85,800)
Other obligations	(23,970)	14,647	90,275	131,060
Transactions with related parties	271,156	(49.768)	88,925	(67,974)
Income tax and social contribution paid	-	-	(54,288)	(36,858)

Cash and cash equivalents from (used in) operating activities	130.948	(656,032)	(819,438)	(1,079,643)

Investing activities

Purchase of property and equipment and intangible assets (Notes 10 and 11)	(51,877)	(26,151)	(94,908)	(63,460)
Short-term investments , restricted cash in guarantee to loans, and restricted credits	(2,521,132)	(3,030,714)	(2,396,624)	(1,871,140)
Redemption of short-term investments, restricted cash in guarantee to loans, and restricted credits	2,921,464	3,268,453	2,495,328	2,057,488
Additional investments	(905,623)	(478,433)	-	-
Cash and cash equivalents from (used in) investing activities	(557,168)	(266,845)	3,796	122,888

Gafisa S.A.

Cash flows statement (Continued)

Year ended December 31, 2011

(In thousands of Brazilian Reais)

	Company		Consolidated
	2011	2010	2011	2010
		(restated)		(restated)
Financing activities
Capital increase	4,959	1,101,923	4,959	1,101,923
Expenses for public offering	-	(50,410)	-	(50,410)
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	(15,120)	(23,238)
Increase in loans and financing	706,176	529,858	1,009,716	1,138,232
Payment of loans and financing – principal	(290,770)	(422,174)	(380,557)	(1,034,744)
Payment of loans and financing – interests	(211,144)	(139,472)	(274,608)	(153,137)
Assignment of receivables, net	259,195	-	415,244	(33,918)
Payables to partners	39,963	-	68,922	80,000
Dividends paid	(98,812)	(50,692)	(98,812)	(50,692)
Loan transactions with related parties	(17,213)	(24,509)	(32,896)	(53,819)
Cash and cash equivalents from financing activities	392,354	944,524	696,848	920,197

Net increase (decrease) in cash and cash equivalents	(33,866)	21,647	(118,784)	(36,558)

Cash and cash equivalents
At the beginning of the year	66,092	44,445	256,382	292,940
At the end of the year	32,226	66,092	137,598	256,382

Net increase (decrease) in cash and cash equivalents	(33,866)	21,647	(118,784)	(36,558)

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of value added

Year ended December 31, 2011

(In thousands of Brazilian Reais)

	Company		Consolidated
	2011	2010	2011	2010
		(restated)		(restated)

Revenues	1,107,721	1,300,876	3,169,492	3,849,326
Real estate development, sale and services	1,113,306	1,300,876	3,236,548	3,859,230
Allowance for doubtful accounts and Cancelled contracts	(5,585)	-	(67,056)	(9,904)
Inputs acquired from third parties (including ICMS and IPI)	(999,074)	(821,373)	(3,088,354)	(2,777,002)
Operating costs - Real estate development and sales	(863,106)	(819,728)	(2,514,761)	(2,495,560)
Materials, energy, outsourced labor and other	(135,968)	(1,645)	(573,593)	(281,442)

Gross added value	108,647	479,503	81,138	1,072,324

Depreciation and amortization	(50,603)	(11,721)	(83,428)	(33,816)

Net added value produced by the Company	58,044	467,782	(2,290)	1,038,508

Added value received on transfer	(407,237)	338,678	92,973	128,085
Equity accounts	(443,758)	248,493	-	-
Financial income	36,521	90,185	92,973	128,085

Total added value to be distributed	(349,193)	806,460	90,683	1,166,593

Added value distribution	(349,193)	806,460	90,683	1,166,593
Personnel and payroll charges	158,894	196,105	179,676	314,910
Taxes and contributions	178,762	141,794	439,418	237,920
Interest and rents	258,019	203,996	416,457	349,197
Dividends	-	98,812	-	102,767
Retained earnings (losses absorbed)	(944,868)	165,753	(944,868)	161,799

See accompanying notes to the financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2011

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

In the fourth quarter of 2011, we conducted an extensive review of the operations of the Company and its subsidiaries, and of their business strategy. As a result of this review, the following changes were made:

•       Establishment of a new organizational structure divided into brands, with indication of the professionals responsible for the respective structures;

•       Temporary reduction of the activities of the Tenda brand, until we are able to operate efficiently based on the fundamentals of this segment, that is, production at competitive costs (using the technology of steel structures) and immediate transfer, soon after the sale, of clients to a financial institution;

•       Increase in investments in the Alphaville brand, as it is the most profitable segment of our product portfolio; and

•       Focus the Gafisa brand on the markets of São Paulo and Rio de Janeiro.

As a consequence of this review and of the newly established structure, a series of measures were taken:

•       Extensive review of all budgets of the costs of works in progress;

•       Review of all portfolio of Tenda customers in order to confirm whether they fulfill the requirements of financial institutions; and

•       Analysis of the recoverability of lands located in non-priority regions.

Gafisa S.A.

Notes to the financial statements (Continued)

December 31, 2011

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations (Continued)

Because of these changes and reviews made, the Company recognized adjustments and provisions amounting to approximately R$639,482 for 2011 and R$151,485 for 2010. (Note 2.1.3) in the consolidated financial statements. Such adjustments and provisions did not produce an impact on the liquidity of the Company neither shall impact its capacity to fulfill commitments because of the following reasons:

•       The Company has R$983,660 in cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit as of December 31, 2011;

•       The Company has a net working capital, after the classification of financial obligations into short term (in view of the non-compliance with covenants, already renegotiated – Note 30) of 1.5 time – excluding the reclassified obligation it would be 2.5 times;

•       The Company has approximately R$351,949 (unaudited) in market value of inventory ready for sale (carrying amount of R$119,342, according to Note 6)

•       The Company has receivables from units delivered that amounts to approximately R$300,000; and,

•       The Company has credit facilities for real estate financing of approximately R$2,200,000.

2.   Presentation of financial statements and summary of main accounting practices

2.1  Basis of presentation and preparation of individual and consolidated financial statements

       The individual (Company) and consolidated financial statements for the years ended December 31, 2011 and 2010, were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the pronouncements, interpretation and guidelines of the Accounting Pronouncements Committee (CPC). Particularly the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities, including the Technical Orientation OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – in relation to the recognition of revenues and the respective costs and expenses from real estate development operations during the progress of the work (percentage of completion method – POC).

Gafisa S.A.

Notes to the financial statements (Continued)

December 31, 2011

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

       Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for editing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, because in its understanding, the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the edition of the revised standard relating to revenue recognition.

The individual and consolidated financial statements were prepared based on historical cost, except if otherwise stated, as described in the summary of accounting practices. The historical cost is usually based on the installments paid in exchange for assets.

The non-financial data included in these financial statements, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not audited.

The Board of Directors of the Company has power to change the individual and consolidated statements of the Company after they are issued. On April 9, 2012, the Company’s Board of Directors approved the individual and consolidated statements of the Company and authorized their disclosure.

2.1.1    Consolidated financial statements

            The consolidated financial statements of the Company include the as financial statements of Gafisa, its direct and indirect subsidiaries, and jointly-controlled companies. The control over such entities is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or shared control begins until the date it ceases. As of December 31, 2011 and 2010, the consolidated financial statements include the full consolidation of the following companies:

Gafisa S.A.

Notes to the financial statements (Continued)

December 31, 2011

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.1    Consolidated financial statements (Continued)

	Interest %
	2011	2010
Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80

(*) It does not include jointly-controlled investees, as detailed below.

The accounting practices were uniformly adopted in all companies included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries in Note 9.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

As of December 31, 2011

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.1    Consolidated financial statements (Continued)

The Company carried out the proportionate consolidation of the financial statements of the direct jointly-controlled investees listed below, which main information is the following:

Investees	% Interest		Total		Total
			Assets		Liabilities		Equity		Net revenue		Net income (loss)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
API SPE 28 - Planej.e Desenv.de Emp.Imob.Ltda	50%	50%	127,409	71,811	63,735	46,217	63,674	25,594	92,260	51,393	29,235	10,859
Gafisa SPE-77 Empreendimentos Imobiliários Ltda	65%	65%	126,341	119,279	67,979	77,707	58,362	41,573	69,070	38,366	16,789	(981)
GAFISA SPE-48 S/A	80%	80%	85,077	102,328	31,271	55,360	53,806	46,968	26,684	42,235	6,838	(10,307)
Gafisa SPE-55 S.A.	80%	80%	78,523	71,261	28,579	32,163	49,944	39,098	65,494	30,498	11,386	4,886
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	50%	72,859	25,930	38,080	6,001	34,779	19,328	73,515	14,050	27,453	8,543
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	50%	104,432	125,167	74,951	108,170	29,481	16,998	29,372	42,771	12,483	4,837
Gafisa e Ivo Rizzo SPE-47 Emp. Imobiliários Ltda.	80%	80%	37,945	36,393	13,004	20,125	24,941	16,268	(1)	(669)	(68)	-760
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	50%	58,560	40,886	34,745	19,659	23,815	21,227	27,128	32,758	3,824	10,948
Grand Park - Parque das Arvores Emp. Imob. Ltda	50%	50%	93,305	88,997	70,656	53,410	22,649	35,588	14,991	74,718	(11,577)	20,702
Gafisa SPE-85 Emp. Imob. Ltda.	80%	80%	84,945	74,216	66,267	54,145	18,678	20,071	39,218	41,320	(1,393)	8,484
Manhattan Square Emp. Imob. Coml 01 SPE Ltda.	50%	50%	81,266	50,186	66,974	43,034	14,292	7,152	41,017	20,763	3,923	1,011
Aram SPE Empreendimentos Imobiliários Ltda	80%	-	33,315	-	19,334	-	13,981	-	16,151	-	5,927	-
Panamby Ribeirão Preto Emp. Imob. SPE Ltda	55%	55%	16,856	15,641	3,059	2,711	13,797	12,929	-	-	(213)	(14)
Costa Maggiore Emp. Imob. Ltda.	50%	50%	29,568	33,503	16,337	20,469	13,231	13,033	6,425	21,116	1,030	6,389
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	50%	41,314	12,202	28,564	5,015	12,750	7,187	31,085	9,376	5,671	701
O Bosque Empr. Imob. Ltda	60%	60%	9,898	9,344	319	552	9,579	8,791	713	0	(382)	(70)
Apoena Emp. Imob. Ltda	80%	80%	14,674	13,332	5,666	4,649	9,008	8,683	5,504	12,117	946	3,231
Grand Park - Parque das Aguas Emp. Imob. Ltda	50%	50%	49,974	64,194	41,835	43,287	8,139	20,907	(2,107)	48,633	(13,138)	11,288
Parque do Morumbi Incorporadora LTDA.	80%	80%	24,417	18,275	16,370	14,159	8,047	4,116	12,353	11,630	3,783	1,859
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	80%	35,594	29,837	27,169	20,341	8,425	9,496	18,823	15,286	(1,071)	2,245
Other	Several	Several	574,930	1,082,212	540,385	816,506	34,545	269,236	111,501	551,042	(34,841)	96,184

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.2    Functional and presentation currency

            The individual and consolidated financial statements are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

2.1.3    Restatement of the financial statements for 2010

            In line with the new strategic direction of the Company, during the fourth quarter of 2011, the executives who assumed the management of the operations of Gafisa and its subsidiaries Tenda and AUSA, conducted an extensive review of the budgets of construction works while reviewing the short and long-term business plan of the Company, and estimated the costs necessary for their completion. In the review process, adjustments to budgets that should have been recorded in 2010 were identified and that were not identified through the internal controls operating at that time.

            We highlight that the adjustments to costs that were identified are mainly from the operational problems in the performance of construction works by franchise partners and contractors, renegotiation of supplier contracts and project changes.

            The Company’s management, with the objective of identifying the effects retroactively, reviewed the costs of construction and brickwork stages; contracts for the replacement of contractors and franchise partners, additional costs of completed units delivered and earth moving:

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.3    Restatement of the financial statements for 2010 (Continued)

            The retrospective effects of adjustments to the budgets of costs for 2010, as established in CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors (equivalent to IAS 8), are as follows:

	Company		Consolidated
	As of December 31, 2010
	Equity	Profit (loss)	Equity	Profit (loss)

As originally reported	3,722,235	416,050	3,783,669	416,050
Decrease in net operating revenue	(60,114)	(60,114)	(168,268)	(168,268)
Decrease in equity pick-up and other expenses	(93,893)	(93,893)	-	-
Increase in deferred income tax and social contribution	2,522	2,522	16,771	16,771
Non-controlling interests	-	-	-	11
Restated	3,570,750	264,565	3,632,172	264,565

                          In addition, for purposes of better presentation and comparability of the financial statements as of December 31, 2011, the following reclassifications were made in the comparative financial statements as of December 31, 2010:

a)  Reclassification of deferred income tax and social contributions relating to taxation of income between cash and accrual basis, determined according to the presumed profit regime, to the account “Taxes and contributions” in short and long term;

b)  Reclassification of the advance for future capital increase to the account “Investments”;

c)  Reclassification of brokerage expenses/sales commissions, of deductions on revenues and services, to the account “Selling expenses”;

d)  Presentation of the net balance of deferred taxes per group of company;

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.3    Restatement of the financial statements for 2010 (Continued)

e)  Reclassification of the balances presented in the account “Trade account receivable” among short and long terms.

The items (a) to (e) commented above do not affect the equity or the net income (loss) for the years ended December 31, 2011 and 2010.

The summary of the adjustments and reclassification made and presented is as follows:

	Company				Consolidated
	As originally reported	Adjustments	Reclassifi-cation	Restated	As originally reported	Adjustments	Reclassifi-cation	Restated
Current assets
Trade accounts receivable (e)	1,039,549	(66.242)	389.165	1,362,472	3,158,074	(178.439)	725.074	3,843,615
Other	1,800,098	-	(341.669)	1,458,429	2,969,655	-	138.906	3,108,561
Non-current assets	2,839,647	(66.242)	47.496	2,820,901	6,127,729	(178.439)	863.980	6,952,176
Trade accounts receivables (e)	699,551	-	(389.165)	310,386	2,113,314	-	(866.049)	1,247,265
Deferred income tax and social contribution (d)	141,037	2.522	(143.559)	-	337,804	31.317	(369.121)	-
Other	357,960	-	-	357,960	679,901	-	9.549	689,450
Investments (b)	2,918,659	(93.893)	340.131	3,164,898	-	-	-	-
Property and equipment and intangible assets	48,416	-	-	48,415	290,806	-	-	290,806
Non-current assets	4,165,623	(91.371)	(192.593)	3,881,659	3,421,825	31.317	(1.225.621)	2,227,521
Total assets	7,005,270	(157.613)	(145.097)	6,702,560	9,549,554	(147.122)	(361.641)	9,040,791

Current liabilities
Taxes and contribution (a)	85,894	(6.128)	-	79,766	243,050	4.375	(16.537)	230,888
Other payables (b)	928,358	-	(1.538)	926,820	1,774,122	-	(78)	1,774,045
Current liabilities	1,014,252	(6.128)	(1.538)	1,006,586	2,017,172	4.375	(16.615)	2,004,933
Non-current liabilities
Other (a) (d)	2,102,771	-	-	2,102,771	3,324,304	-	65.536	3,361,620
Deferred income tax and social contribution (a) (d)	166,012	-	(143.559)	22,453	424,409	-	(410.562)	42,066
Non-current liabilities	2,268,783	-	(143.559)	2,125,224	3,748,713	-	(345.026)	3,403,686
Equity	3,722,235	(151.485)	-	3,570,750	3,783,669	(151.497)	-	3,632,172
Total liabilities	7,005,270	(157.613)	(145.097)	6,702,560	9,549,554	(147.122)	(361.641)	9,040,791

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.1  Basis of presentation and preparation of individual and consolidated financial statements (Continued)

2.1.3    Restatement of the financial statements for 2010 (Continued)

	Company				Consolidated
	As originally reported	Adjustments	Reclassifi-cation	Restated	As originally reported	Adjustments	Reclassifi-cation	Restated

Net operating revenue (c)	1,232,876	(60,114)	13,010	1,185,772	3,720,860	(168,268)	(149,542)	3,403,050
Operating costs	(917,163)	-	-	(917,163)	(2,634,556)	-	173,638	(2,460,918)
Gross profit	315,713	(60,114)	13,010	268,609	1,086,304	(168,268)	24,096	942,132
Operating income (expenses)	110,020	(106,903)	-	3,117	(525,307)	(24,096)	-	(549,403)
Selling expenses (c)	(74,163)	-	(13,010)	(87,173)	(242,564)	-	(24,096)	(266,660)
Equity pick-up	310,428	(61,935)	-	248,493	-	-	-	-
Other operating expenses	(126,245)	(31,958)	-	(124,115)	(282,743)	-	-	(301,614)
Financial income (expenses)	(16,375)	-	-	(16,375)	(82,118)	1	-	(82,117)
Tax expenses	6,692	2,522	-	9,214	(38,899)	16,771	-	(22,128)
Net income before non-controlling interests	416,050	(151,485)	-	264,565	439,980	(151,496)	-	288,484
(-) Net income for the year attributable to non-controlling interests	-	-	-	-	(23,930)	11	-	(23,919)
Net income for the year	416,050	(151,485)	-	264,565	416,050	(151,485)	-	264,565
Basic net income (loss) per thousand shares – in Reais (company)	1.0088	(0.3673)	-	0.6415	-	-	-	-
Diluted net income (loss) per thousand shares – in Reais (company)	1.0010	(0.3645)	-	0.6365	-	-	-	-

Statement of cash flows:

	Company			Consolidated
	As originally reported	Adjustments	Restated	As originally reported	Adjustments	Restated

Income before income tax and social contribution	409,358	(154,007)	255,351	478,879	(168,267)	310,612
Expenses (income) not affecting cash and cash equivalents	(206,119)	62,584	(143,535)	347,967	14,439	362,406
Increase/decrease in assets and liabilities	(851,822)	83,974	(767,848)	(1,923,450)	170,789	(1,752,661)
Cash used in operating activities	(648,583)	(7,449)	(656,032)	(1,096,604)	16,961	(1,079,643)
Cash from (used in) investing activities	(298,803)	31,958	(266,845)	122,888	-	122,888
Cash from financing activities	969,033	(24,509)	944,524	937,158	(16,961)	920,197
Net increase (decrease) in cash and cash equivalents	21,647	-	21,647	(36,558)	-	(36,558)
Cash and cash equivalents:
At the beginning of the year	44,445	-	44,445	292,940	-	292,940
At the end of the year	66,092	-	66,092	256,382	-	256,382
Net increase (decrease) in cash and cash equivalents	21,647	-	21,647	(36,558)	-	(36,558)

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.2  Summary of significant accounting policies

2.2.1    Accounting judgments, estimates and assumptions

(i)     Judgments

       The preparation of the individual and consolidated financial statements requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property and equipment, allowance for doubtful accounts and cancelled contracts, provision for fines due to delay in construction works, impairment of assets, deferred tax assets, provision for warranty, provision for tax, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)    Estimates and assumptions

       The main assumptions related to sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, which may result in different amounts upon settlement are discussed below:

a)  Impairment of non-financial assets

     Management annually reviews the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences be found, and the carrying amount exceeds the recoverable amount, a provision for loss is recognized by adjusting the carrying amount to the recoverable amount. These losses are recorded in the statement of operations when found. The test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.1      Accounting judgments, estimates and assumptions (Continued)

(ii)   Estimates and assumptions (Continued)

a)  Impairment of non-financial assets (Continued)

     The carrying amount of an asset or a certain cash-generating unit is defined as the highest between the value in use and the net cost to sell.

When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate before taxes that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates.

Cash flows are derived from the budget for the following five years, and do not include restructuring activities with which the Company has not committed to undertake or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and at the growth rate used for purposes of extrapolation.

The net cost to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between the knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or in the latest transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.1      Accounting judgments, estimates and assumptions (Continued)

(ii)   Estimates and assumptions (Continued)

b)  Transactions with share-based payment

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.3.

c)  Provision for legal claims

     The Company recognizes a provision for tax, labor and civil claims (Note 17). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, the existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.1      Accounting judgments, estimates and assumptions (Continued)

(ii)   Estimates and assumptions (Continued)

d)  Fair value of financial instruments

     When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

e)  Estimated cost of ventures

     Total estimated costs, mainly comprising the incurred and future costs for completing the construction works, were reviewed in the preparation of these financial statements, and may cause changes in initial estimates. The effect of such estimate reviews affects the income for the year, in accordance with the technical pronouncement CPC 23 – Accounting Estimates, Changes in Accounting Estimates and Errors.

f)   Taxes

     There are uncertainties in relation to the interpretation of complex tax rules and to the value and timing of future taxable income. The Company and its subsidiaries are subject in the ordinary course of their businesses to assessments, audits, legal claims and administrative proceedings in tax and labor matters. Depending on the subject of the investigations, legal claims or administrative proceedings that are filed against the Company and its subsidiary, we may be adversely affected, regardless of the final decision.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.1      Accounting judgments, estimates and assumptions (Continued)

(ii)   Estimates and assumptions (Continued)

g)  Realization of deferred income tax

     The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and based on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized.

2.2.2      Recognition of revenue and expenses

(i)    Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are appropriated to the statement of operations over the construction period and the following procedures are adopted:

(a) In the sales of completed units, the result is appropriated when the sale is completed, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount;

(b) In the sales of not completed units, the following procedures  were observed:

•      The incurred cost (including the cost of land, and other expenditures directly related to the inventory increase) corresponding to the units sold is fully recorded to the statement of operations;

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2   Summary of significant accounting policies (Continued)

2.2.2    Recognition of revenue and expenses (Continued)

(i)    Real estate development and sales (Continued)

•      The percentage of incurred cost of units sold (including land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in directly proportion to cost;

•      Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either current or non-current asset in the account “Trade account receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as "Payables for purchase of properties and advances from customers";

•      Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of account receivable, are appropriated to the statement of operations  from the development and sale of real estate using the accrual basis of accounting – pro rata basis;

•      The financial charges on account payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and recorded to the incurred cost of finished units until their completion, and following the same criteria for recognition of real estate development cost of units under construction sold, through deferred tax assets and liabilities.

The taxes levied and deferred on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized. The other advertising and publicity expenses are recorded to the statement of operations as they are incurred.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.2    Recognition of revenue and expenses (Continued)

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory.

(iii)  Barter transactions

Barter transactions have the objective of receiving land from third parties that shall be settled with the delivery of apartments. The value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value of the land is recorded as a component of inventories of properties for sale against advances from customers, at the time the income from the respective venture is initially recognized. Revenues and costs incurred from barter transactions are appropriated to the statement of operations over the course of construction period of the projects, as described in item (b).

(iv) ICPC 02 – paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statement of operations, and the advances received in the balance sheet as payables for purchase of land and advances from customers.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.3    Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly include cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts. Financial instruments that are not recognized at fair value through profit and loss are added by any directly attributable transactions costs. After the initial recognition, financial instruments are measured as described below:

(i)    Financial instruments at fair value through profit and loss

       A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, atributable transaction costs are recognized in the statement of operations when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the statement of operations.

       In the year ended December 31, 2011, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in the statement of operations for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivatives are initially recognized at fair value, and the attributable to transaction costs are recognized in the statement of operations when incurred. After the initial recognition, derivatives are measured at fair value and the changes are recognized in the statement of operations. As of December 31, 2011, the Company has R$4,418 in the Company’s balance and R$7,735 in the consolidated balance recognized in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 21.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.3    Financial instruments (Continued)

(ii)   Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable, except for impairment of interests calculated under the effective interest method, and the foreign exchange gains or losses on monetary assets that are directly recognized in income for the period.

(iii)  Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less impairments, if any.

2.2.4    Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit

Cash and cash equivalents substantially include demand deposits and bank deposit certificates under resale agreements, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified into financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned through the closing date of financial statements, on pro rata basis, which are equivalent to their market values, not producing impact when recognized in the Company’s equity. Short-term investments and restricted cash in guarantee to loans include available-for-sale securities, bank deposit certificates, government bonds, exclusive investment funds that are fully consolidated, and collaterals, which market values approximate their accounting values.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.5    Trade account receivable

            Trade account receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses on realization of credits that do not have general guarantee.

            The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

2.2.6    Mortage-backed securities (CRI)

            The Company assigns receivables for the securitization and issuance of mortgage-backed securities (CRI). When this assignment does not involve right of recourse, it is recorded as a reduction of account receivable. When the transaction involves recourse against the Company, the account receivable from units sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as non-current receivables at fair value.

2.2.7    Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI)

            The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated quotes, subscribed and paid in by the Company in receivables.

            When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of account of receivables from customers and the FIDC net worth is reflected in other account payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process. The financial costs of these transactions are appropriated on pro rata basis under the account “Financial expenses”.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.7    Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI) (Continued)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the housing loan certificate (CCI), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the account “Other obligations”, until certificates are settled by customers. The transaction cost is recorded under the account “Financial expenses” in the year that it is carried out.

2.2.8    Properties for sale

Land is initially stated at cost of acquisition at the time its deed of property is drafted. Land is recorded under the account “Advances to suppliers” when there is no deed of property, not being recognized in the financial statements while under negotiation, regardless of the likelihood of success or construction stage. The Company and its subsidiaries acquire a portion of their land through barter transactions, which, in exchange for the land acquired, they undertake to deliver (a) real estate units under development or (b) a portion of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value on the acquisition date, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii). Subsequently, the interest on payables for barter transactions is capitalized to the cost of bartered land, net of the effects to the adjustment to present value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), and expenses legal obligation with land and ventures, land and financial charges are recognized to the development during the period of the construction.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.8    Properties for sale (Continued)

The Company capitalizes interest on developments during the period of the construction, and plots of land, while the activities for preparation of assets for resale are being carried out, since there are loans outstanding, which are recognized in the statement of operations in the proportion to the units sold, the same criterion for other costs.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless any events or changes in macroeconomic scenarios indicate that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

2.2.9    Selling expenses - commissions

Brokerage expenditures and sales commissions are recorded in the statement of operations under the account “Selling expenses” following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.10  Prepaid expenses

These are recorded in the statement of operations when incurred on accrual basis of accounting.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.11  Land available for sale

Lands available for sale are measured based on the lower between the carrying amount and the fair value, less the cost to sell and is classified into held for sale if its carrying amount is recovered through a sale transaction of the land, and not through the development that was supposed to be built. This condition is considered fulfilled only when the sale is highly probable and the group of asset or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.12  Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, and/or has the power to participate in the financial and operating policy decision, the latter is considered a subsidiary. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered to a jointly-controlled investee. Investments in subsidiaries and jointly-controlled investees are recorded in the Company under the equity method. The jointly-controlled investees are accounted for under the proportionate consolidation, based on the ownership interest of the Company.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or makes advances for future capital increase. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

2.2.13  Property and equipment

Property and equipment are recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.13  Property and equipment (Continued)

A property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) shall be included in the statement of operations when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets (Note 10).

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change has been made in relation to the information for the prior year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2011 and 2010, there were no impairment indications regarding property and equipment.

2.2.14  Intangible assets

(i)  Expenditures related to the acquisition and development of computer systems and software licenses, are recorded at acquisition cost and amortized over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii) The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the carrying amount of net assets of the acquiree.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.14  Intangible assets (Continued)

The goodwill recorded at December 31, 2011 and 2010, applicable to real estate development entities in Brazil, refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

2.2.15  Payables for purchase of properties and advances from customer due to barter transaction

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, recorded as contra-entry to statement of operations.

2.2.16  Income tax and social contribution on net profit

(i)  Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on net profit, the Company adopts the Transition Tax Regime (RTT), which allows for counteracting the effect from the changes, introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.16  Income tax and social contribution on net profit (Continued)

(i)  Current income tax and social contribution (Continued)

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues and for the social contribution basis at 12% on gross revenues.

(ii) Deferred income tax and social contributions

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made with underlying internal assumptions and future economic scenarios that estimate their full or partial use, upon recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the effects, considering those of realization or settlement, are reflected in compliance with the tax legislation provisions. The deferred tax on cumulative tax losses does not have expiration date, however, shall be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.16   Income tax and social contribution on net profit (Continued)

(ii) Deferred income tax and social contributions (Continued)

     In the event realization of deferred tax assets is not considered to be probable, no amount is recorded after annual evaluation. As of December 31, 2011, the Company did not fully recognize deferred tax assets calculated on tax loss (Note 20). The Company records the balance of net deferred tax, determined by a legal entity. In view of the recording of significant cumulative losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

-     100% of deferred tax liabilities on temporary differences;

-     Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, of the same legal entity, until the limit of the deferred tax liabilities; and

-     Of the remaining balance, when deferred tax liabilities exist, recognition of deferred tax assets at an amount equivalent to 30% of this balance, which will be realized through offset against tax loss carryforward balance.

Temporary difference assets in excess of temporary difference liabilities do not have the respective tax asset recognized; neither did the tax losses not used to offset against the 30% of tax liabilities, as mentioned in Note 20.

2.2.17   Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. Where applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.18  Stock option plans

            As approved by its Board of Directors, the Company offers to its selected executives and employees share-based compensation plans ("Stock Options”), according to which services are received as consideration of granted options.

            The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense against to equity as service is rendered.

            In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponds to the expenses as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits, the employee, measured on the modification date.  In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

2.2.19  Other employee benefits

            The benefits granted to the Company’s employees and management include, as fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in income for the year, under the account “General and administrative expenses”, as they are incurred.

            The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, the individual goals. The Company and its subsidiaries do not have private pension or retirement plans or other post-employment benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.20  Present value adjustment – assets and liabilities

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of not completed units, real estate development entities have receivables adjusted by inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, once the agreed inflation indexes do not include interest. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of account receivable related to the “after handover of keys” period.

The financial charges of funds used in the construction and finance of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is appropriated to the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the venture is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time. The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 11).

2.2.21  Debenture and public offering costs

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the net balance is classified as reduction of the respective transaction (Note 13 and 19).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.22  Borrowing costs

                          The borrowing costs directly attributable to ventures during the construction period and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising it.

2.2.23  Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits are required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)     Provision for legal claims

       The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the change in circumstances, such as applicable lapsed, findings of tax inspections, or additional identified exposures based on new issues or court decisions.

Contingent liabilities which losses are considered possible are only disclosed in a note to financial statements, and those which losses are considered remote are not accrued nor disclosed. Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.23  Provisions  (Continued)

(ii)     Allowance for doubtful account and cancelled contracts

As of December 31, 2011, the Company reviewed its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

The Company set up an allowance for doubtful account and cancelled contracts for customer whose installments are over 180 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and completed units are delivered. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year (Note 2.2.2).

(iii)    Provision for penalties due to delay in constructions work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for ventures with over 180 days of delay in their handover, according to the respective contractual clause.

(iv)   Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided. The warranty period is five years from the delivery of the unit.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.23  Provisions  (Continued)

(v)    Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there are any indications of impairment. This test is performed applying a reduction in value discounted at present value, using a discount rate before taxes that reflect the weighted average cost and capital.

(vi)   Non recognition of the deferred tax asset balance

The Company’s projections estimate the absorption of a significant portion of its business in the holdings of brands, and it enables the recovery of a substantial portion of tax losses and negative social contribution basis.

However, several external factors, beyond the will of the Company, may produce impacts on such tax calculations, in addition to possible requirements from financial agents, because of the separation of ventures into their own development structure (SPEs, for example) at an amount in excess of the Company’s intention. There is also the possibility of taxation, relating to new or even ventures that have already been developed by the brand holdings, which may require the expurgation of such businesses, because these will make their own tax option, separated from that of the Company which is the taxable profit.

The reduction in the concentration of ventures may, therefore, compromise the expected recovery capacity, reason why we did not recognize portion of deferred income tax asset (Note 20).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.24  Sales taxes

            Revenues, expenses and assets are recognized net of sales taxes, except the following:

•      When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•      When the amounts receivable and payable are shown together with the sales taxes.

The amount of net sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

2.2.25  Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC. The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added, issued by CPC.

2.2.26  Treasury shares

                           Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of operations upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.2.27  Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net income available (allocated) to ordinary shareholders by the average number of shares outstanding over the period.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

2.2  Summary of significant accounting policies (Continued)

2.2.27  Earnings (loss) per share – basic and diluted (Continued)

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilutive potential had been converted, as described in Note 28.

2.2.28  Comprehensive income

Except in relation to the income for the year, the Company does not have any other comprehensive income. Accordingly, the statement of comprehensive income is not disclosed, because it is equivalent to the statement of operations for the year.

3.   New pronouncement issued by the IASB

The following standards and the amendments to the existing standards were published and are mandatory for subsequent accounting periods. There was no early adoption of such standards or their amendments by the Company. We stress that there are no IFRS or IFRIC, neither improvements to the existing IFRS or IFRIC that are effective for first adoption in the year ended December 31, 2011 and that are significant to the Company and its subsidiaries.

•      IFRS 7 – “Financial Instruments – Disclosure”, issued in October 2010. The amendment to the standard on disclosure of financial instruments aims at promoting transparency in the disclosure of transfer transactions of financial assets to improve the user understanding about the risk exposure in these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets. The standard is applicable from January 1, 2013.

•      IFRS 9 – “Financial instruments”, issued in November 2009. IFRS 9 is the first standard issued as a part of a larger project to replace IAS 39. IFRS 9 maintains, however, it simplifies the measurement and establishes two main measurement categories of financial assets: amortized cost and fair value.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

3.   New pronouncements issued by IASB (Continued)

The classification basis depends on the business model of the entity and of the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and recording of hedge continues to be applied. Prior years do not need to be restated if the entity adopts the standard for periods beginning on or before January 1, 2012. The standard is applicable from January 1, 2013.

•      IFRS 10 – “Consolidated financial statements”, issued in May 2011. This standard is based on principles existing relating to the identification of the concept of control as a determining factor whether an entity shall be consolidated in the financial statements. The standard provides additional guidance to assist in the determination of control when there are doubts in its assessment. The standard is applicable from January 1, 2013.

•      IAS 28 – “Investments in associates”, IFRS 11 – “Joint arrangements” and IFRS 12 – “Disclosures of interests in other entities”, all of them issued in May 2011. The main change introduced by these standards is the impossibility of making the proportionate consolidation of entities which control over net assets is shared by an arrangement between two or more parties and that is classified as a joint venture.

•      IFRS 11 defines the concepts of two classification types for arrangements:

(i)  Joint operations – when the parties jointly control assets and liabilities, whether these assets are in a separate vehicle or not, according to the contractual provisions and the essence of the operation. In these arrangements, assets, liabilities, revenues and expenses are accounted for by the entities that participate in the joint operator arrangement in proportion to their rights and obligations.

(ii) Joint ventures – when the parties jointly control the net assets of an arrangement, structured through a separate vehicle and the respective results from these assets are divided between the parties. In these arrangements, the entity interest shall be accounted for using the equity method and included in the account investments.

•      IFRS 12 establishes qualitative disclosures that shall be made by the entity in relation to its interests in subsidiaries, joint arrangements or non-consolidated entities, which include significant judgments and assumptions to determine whether their interests provide control, significant influence or the type of joint arrangements, whether Joint Operations or Joint Ventures, as well as other information on the nature and extent of significant restrictions and associated risks. The standard is not applicable before January 1, 2013.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

3.   New pronouncements issued by IASB (Continued)

•      IFRS 13 – “Fair value measurement”, issued in May 2011. The standard has the objective of improving the consistency and reducing the complexity of the disclosure required by the IFRSs. The requirements do not increase the fair value in accounting, however, it guides how it should be applied when its use is required or permitted by another standard. The standard is applicable from January 1, 2013, and there is no exemption for the application of the new disclosure requirements for comparative periods.

There are no other standards or interpretation issued until the issue of these financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations, except in relation to IFRS 11, once the Company makes the proportionate consolidation of ventures under joint control, which shall be no longer consolidated. The Company is assessing the potential impacts on its financial statements.

The Accounting Pronouncements Committee (CPC) has not issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit

4.1     Cash and cash equivalents

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Cash and banks	31,116	30,524	27,129	86,628	172,336	143,799
Securities purchased under agreement to resell (a)	1,110	35,568	17,316	50,970	84,046	109,762
Bank deposit certificates	-	-	-	-	-	39,379

Total cash and cash equivalents	32,226	66,092	44,445	137,598	256,382	292,940

(a)    Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit (Continued)

4.1     Cash and cash equivalents (Continued)

As of December 31, the securities purchased under agreement to resell include interest earned from 70% to 102% of Interbank Deposit Certificates (CDIs) (from 98.25% to 104.00% of CDI in 2010). Investments are made in first class financial institutions.

4.2     Short-term investments, restricted cash in guarantee to loans and restricted credit

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Investment funds	-	-	-	2,686	3,016	2,020
Government securities (LFT, LTN, NTN)	-	94,880	70,416	-	117,001	146,646
Bank deposit certificates (a)	6,187	82,004	27,923	466,753	183,562	152,309
Restricted cash in guarantee to loans (b)	56,139	297,911	630,695	59,497	453,060	732,742
Restricted credits (c)	17,837	-	-	306,268	171,627	97,396
Other (d)	10,799	16,500	-	10,858	16,500	-
Total short-term investments, restricted cash in guarantee to loans and restricted credit	90,962	491,295	729,034	846,062	944,766	1,131,113

(a)  In 2011, Bank Deposit Certificates (CDBs) include interest earned varying from 75% to 110% (from 98% to 108.5% in 2010) of Interbank Deposit Certificates (CDIs). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, we invest in short term (up to 20 working days) through securities purchased under agreement to resell which interest is lower (from 75% of CDI). On the other hand, this investment is exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)  Restricted cash in guarantee to loans are investments in fixed-income fund, whose shares are valued by investments only in federal government bonds, indexed to fixed or floating rates or price indexes, and made available when the ratio of restricted receivables in guarantee to debentures reach 120% of the debt balance (Note 13). R$41,456 of total refers to financial investments, with fixed interest at 101% of CDI, with grace period of 90 days, related to the assignment of receivables described in Note 5 (v).

(c)  Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a government real estate finance aid, which are in process of approval at the Caixa Econômica Federal. These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expects it to be released in up to 90 days.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit (Continued)

4.2     Short-term investments, restricted cash in guarantee to loans and restricted credit (Continued)

(d)  Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At December 31, 2011, the CEPACs, recorded in the account “Other”, in the amount of R$10,799, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future. During 2011, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of December 31, 2011 and 2010, the amount recognized related to open-end and exclusive investment funds is stated as available for sale at fair value, as contra-entry to income for the year.

5.   Trade accounts receivable

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Real estate development and sales (i)	1,575,751	1,632,399	1,514,783	5,438,850	5,217,792	3,806,766
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(5,585)	-	-	(514,654)	(227,542)	(42,864)
( - ) Adjustments to present value	(19,080)	(24,200)	(33,191)	(109,152)	(104,666)	(86,925)
services and construction	9,274	57,826	94,094	11,404	59,737	96,005
Other receivables	-	6,833	32,600	-	6,653	3,664
	1,560,360	1,672,858	1,608,286	4,826,448	4,951,974	3,776,646

Current	1,390,694	1,362,472	911,333	3,962,574	3,704,709	2,008,464
Non-current	169,666	310,386	696,953	863,874	1,247,265	1,768,182

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable (Continued)

The current and non-current portions fall due as follows:

	Company			Consolidated
Maturity	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010
2010	-	-	944,524	-	-	2,138,253
2011	-	1,386,672	435,166	-	4,036,917	1,144,940
2012	1,415,359	155,045	107,371	4,586,380	758,432	313,171
2013	72,893	98,695	43,086	545,882	311,042	98,783
2014	49,829	15,321	30,132	208,766	72,179	65,954
2015	11,130	12,118	81,198	27,429	35,358	145,334
2016 onwards	35,814	29,207	-	81,797	70,254	-
	1,585,025	1,697,058	1,641,477	5,450,254	5,284,182	3,906,435
(-) Adjustment to present value	(19,080)	(24,200)	(33,191)	(109,152)	(104,666)	(86,925)
( - ) Allowance for doubtful account and cancelled contracts	(5,585)	-	-	(514,654)	(227,542)	(42,864)
	1,560,360	1,672,858	1,608,286	4,826,448	4,951,974	3,776,646

(i)      The balance of account receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2 (i) (b).

              Advances from customers (development and services), which exceed the revenues recorded in the period, at December 31, de 2010, amount to R$57,297 (R$18,066 in 2010) in the Company’s statements and to R$215,042 (R$158,145 in 2010) in the consolidated statements, without effect of adjustment to present value, and are classified in “Payables for purchase of land and advances from customers” (Note 18).

              Accounts receivable from completed units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue from real estate development”; the amounts recognized for the periods ended December 31, 2011 and 2010 totaled R$44,016 and R$26,229, respectively.

              The balance of allowance for doubtful account and cancelled contracts, net of receivables and properties for sale, is R$119,824 (consolidated) at December 31, 2011 (R$52,768 in 2010), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended December 31, 2011, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable (Continued)

Company
Allowance for doubtful account and cancelled contracts

Balance at December 31, 2010	-
Additions	(5,585)
Write-offs	-
Closing balance at December 31, 2011	(5,585)

	Consolidated
	Allowance for doubtful account and cancelled contracts
			2011	2010
	Receivables	Properties for sale (Nota 6)	Net	Net

Balance at December 31, 2010	(227,542)	174,774	(52,768)	(42,864)
Additions	(287,112)	220,056	(67,056)	(9,904)
Write-offs	-	-	-	-
Closing balance at December 31, 2011	(514,654)	394,830	(119,824)	(52,768)

              The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended December 31, 2011 totaled R$5,120 (Company) and R$(4,486) (consolidated), respectively.

              Receivables from units not completed were measured at present value considering the discount rate determined according to the criterion described in Note 2.2.2. The rate applied by the Company and its subsidiaries stood at 4.18% for 2011 (5.02% in 2010), net of Civil Construction National Index (INCC).

(ii)     On March 31, 2009, the Company entered into a Credit Rights Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinate shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FIDC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as a collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable (Continued)

The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At December 31, 2011, it totaled R$17,466 (Note 9). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements. Accordingly, it discloses at December 31, 2011, receivables amounting to R$20,416 in the group of accounts of trade accounts receivable, and R$2,950 is reflected in the account “Other payables” (Note 16), the balance of subordinated shares held by the Company being eliminated in this consolidation process.

(iii)    On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “Obligations with assignment of receivables”. At December 31, 2011, the balance of this transaction is R$24,791 (R$35,633 in 2010) (Note 14).

On June 26, 2009, eight book-entry CCIs were issued, amounting to R$69,315 at the date of the issuance. These 8 CCIs are backed by receivables, whose installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable (Continued)

(iv)   On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “Obligations with the assignment of receivables” (Note 14). As of December 31, 2011, the balance of this transaction is R$46,283 in the Company’s statement and R$169,793 in the consolidated statement (Note 14).

       The Assigned Credits has criteria of eligibility for the acquisition on the date of signature of the Assignment Contract. After the settlement, the Company shall undertake to regularize the assigned contracts according to the eligibility criteria in up to 18 months.

       During the regularization period, Gafisa was hired in a discretionary way and will be remunerated for performing, among other duties, receivables collection management, guarantee of the Assignment, and collection of past due receivables. After the regularization period, receivable management will be performed by an outsourced company, as provided under the transaction contract.

(v)    On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the Assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 – Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the SFH debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$41,456 (Note 4.2 (b)). The financial investment - CDB – has grace period of 90 days before released, as mentioned in Note 4.2 (a). As of December 31, 2011, the balance of this transaction amounts to R$171,210 in the Company’s statements and R$188,191 in the consolidated statements (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable (Continued)

(vi)   The Company and its subsidiaries entered into on December 22, 2011 a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The subject of such Assignment Contract is the definitive assignment by the Assignor to the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “Obligations with assignment of receivables”. As of December 31, 2011, the balance of this transaction is R$47,505 in the Company’s statements and R$72,384 in the consolidated statements (Note 14).

Gafisa was engaged to perform, among other duties, the reconciliation of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

The difference between the face value of the receivables portfolio and the value discounted to present value was recorded in the income for the year in which the transaction was made under the account “Financial expenses”.

The total balance of the assignment of receivables, recorded in current liabilities as of December 31, 2011 is R$296,909 (R$37,714 in 2010) in the Company’s balance and R$501,971 (R$88,442 in 2010) in the consolidated balance (Note 14).

6.   Properties for sale

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Land	582,952	390,922	363,638	1,209,400	854,652	744,200
(-) Provision for realization of land	(6,643)	-	-	(50,049)	-	-
(-)Adjustment to present value	(3,633)	(14,839)	(4,319)	(8,183)	(20,343)	(11,962)
Property under construction	305,162	339,909	336,425	1,181,950	924,066	895,085
Real estate cost in the recognition of the provision for cancelled contracts (Note 5 (i))	-	-	-	394,830	174,774	-
Completed units	32,609	165,898	42,657	119,342	272,923	121,134
	910,447	881,890	738,401	2,847,290	2,206,072	1,748,457

Current portion	504,489	653,996	604,128	2,049,084	1,707,892	1,332,374
Non-current portion	405,958	227,894	134,273	798,206	498,180	416,083

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

6.   Properties for sale (Continued)

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2011, the net balance of land acquired through barter transactions totaled R$30,111 (R$41,018 in 2010) in the Company’s statements and R$83,506 (R$86,228 in 2010) in the consolidated statements (Note 18).

As disclosed in Note12 the balance of financial charges at December 31, 2011 amounts to R$108,450 (R$116,286 in 2010) in the Company’s statements and R$221,814 (R$146,542 in 2010) in the consolidated statements.

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 18). The total amount of the reversal of the adjustment to value recognized in the costs of real estate development in the year ended December 31, 2011 amounted to R$(266) in the Company’s balance and R$(602) in the consolidated balance.

7.   Other accounts receivable and others

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Advances to suppliers	1,080	13,902	4,093	7,309	16,965	65,016
Credit assignment receivable	-	4,093	4,392	-	7,896	4,087
Customer financing to be released	-	436	-	-	1,309	5,266
Recoverable taxes (IRRF, Pis, Cofins, among other)	35,588	35,374	14,440	85,057	63,546	39,732
Judicial deposit (Note 17)	85,702	78,755	40,732	108,436	89,271	48,386
Other	2	4,090	17,577	3,426	44,229	39,284
	122,372	136,650	81,234	204,228	223,216	201,771

Current portion	26,503	48,437	34,550	60,378	103,109	101,569
Non-current portion	95,869	88,213	46,684	143,850	120,107	100,202

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

8.   Land available for sale

The Company, in line with the new strategic direction implemented in the end of 2011, opted for selling lands not included in the Business Plan approved for 2012. Likewise, it devised a specific plan for the sale of such lands in 2012.  The carrying amount of such land, adjusted to market value when applicable, after the test for impairment (Note 6), is shown by company as follows:

Company	Cost	Provision for impairment (Note 6)	Net balance

Gafisa	93,464	(27,495)	65,969
Tenda	41,730	(14,511)	27,219
	135,194	(42,006)	93,188

9.   Investments in subsidiaries

       In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at December 31, 2011 and 2010, is R$152,856 (Note 11).

In May 2010 the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of AUSA. The acquisition of shares had the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the total issue price of R$20,282 at carrying amount (Nota 19,1).

       The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012, in cash or shares, at the Company’s sole discretion.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investments in subsidiaries (Continued)

       On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa merged a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa 30%. Gafisa made an R$50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the maximum amount of this variable portion will be R$25,000, accordingly, the Company’s purchase consideration totaled R$90,000. As a result of this transaction, goodwill amounting to R$40,687 was recorded based on expected future profitability (Note 11). As of December 31, 2011, a provision for the non-realization of this asset was recorded in the amount of R$10,430.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investment in subsidiaries (Continued)

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Net income (loss) for the period		Investments (reserve for net capital deficiency)		Share of profit (loss)
Direct investes	2011	2010	2011	2011	2011	2010	2011	2010	2011	2010	2011	2010

Construtora Tenda S.A.	100	100	3,478,811	1,949,419	2,083,237	1,879,233	(660,057)	82,495	2,083,237	1,879,233	(660,057)	85,496
Alphaville Urbanismo S.A.	60	60	963,309	643,456	326,272	201,758	161,146	86,727	195,763	121,055	101,230	52,036
Shertis Emp. Part. S.A.	100	100	77,028	16,852	65,177	40,352	32,557	13,486	65,177	40,352	32,557	13,486
Gafisa SPE 89 Emp. Im. Ltda.	100	100	221,382	163,081	59,463	50,646	12,562	13,741	59,463	50,646	12,562	13,741
Cipesa Empreendimentos Imobiliários S.A.	100	100	112,673	86,290	58,331	54,941	636	6,300	58,331	54,941	630	6,300
Gafisa SPE 48 S.A. (e)	80	-	85,077	31,272	54,502	-	6,838	-	43,741	-	11,261	-
Gafisa SPE 51 Emp. Im. Ltda. (e)	100	-	105,101	67,306	37,801	-	(1,558)	-	37,801	-	7,861	-
Gafisa SPE 41 Emp. Im. Ltda.	100	100	56,950	24,445	32,505	32,200	304	704	32,505	32,200	304	704
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	127,409	63,735	63,674	25,594	29,235	10,859	31,837	12,797	15,371	5,082
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	104,433	74,952	44,683	37,011	12,483	4,837	29,942	28,512	6,242	2,418
Verdes Praças Inc. Im. SPE Ltda.	100	100	30,748	3,872	26,875	26,730	144	227	26,875	26,730	144	227
Gafisa SPE 50 Emp. Im. Ltda.	100	100	44,795	35,261	25,654	26,623	(977)	(2,024)	25,654	26,623	(977)	(2,066)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	37,946	13,005	30,079	23,262	(68)	(760)	25,091	20,008	(55)	(608)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	37,535	18,936	18,599	17,736	863	508	18,599	17,736	863	508
Gafisa SPE 85 Emp. Im. Ltda.	80	80	84,945	66,268	21,922	23,315	(1,393)	8,484	18,186	19,301	(1,115)	6,787
Gafisa SPE 116 Emp. Im. Ltda.	100	100	60,734	60,764	17,968	-	(31)	-	17,983	-	(15)	-
FIT 13 SPE Emp. Imob. Ltda.	50	50	72,860	38,081	35,123	15,347	27,453	4,491	17,733	7,709	13,726	2,437
Gafisa FIDC (Nota 5 (ii))	100	100	20,416	20,416	-	-	-	-	17,466	16,895	-	(983)
Gafisa SPE 32 Emp. Im. Ltda.	100	100	39,095	31,473	16,522	17,090	(568)	1,550	16,522	17,090	(568)	1,408
Gafisa SPE 72 Emp. Im. Ltda.	100	100	71,483	60,572	14,892	7,931	6,960	2,447	14,892	7,931	6,960	2,054
Aram SPE Emp. Imob. Ltda	80	-	33,315	19,333	17,040	1	5,928	1	14,241	-	4,742	-
Costa Maggiore Emp. Im. Ltda.	50	50	29,568	16,337	18,915	18,717	1,030	6,389	12,299	12,201	599	4,484
Dubai Residencial Emp Im. Ltda.	50	50	58,559	34,744	23,815	21,227	3,824	10,948	11,908	10,614	1,294	5,307
Gafisa SPE 71 Emp. Im. Ltda.	80	80	44,028	37,400	12,863	13,458	(5,021)	7,540	11,537	11,128	(4,017)	6,032
Gafisa SPE 110 Emp. Im. Ltda.	100	100	32,641	21,170	11,470	-	4,075	-	11,470	-	4,075	-
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	93,305	70,656	22,649	35,588	(11,577)	20,702	11,324	17,794	(6,469)	10,404
SPE Pq Ecoville Emp Im S.A.	50	50	56,441	50,769	13,752	3,568	2,302	(1,300)	10,916	1,876	1,151	(208)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	22,543	19,042	11,492	10,435	1,058	(1,780)	10,092	9,458	635	(1,068)

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investment in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(a)   Information on subsidiaries and jointly-controlled investees (Continued)

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Net income (loss) for the period		Investments (reserve for net capital deficiency)		Share of profit (loss)
Direct investes	2011	2010	2011	2011	2011	2010	2011	2010	2011	2010	2011	2010

Gafisa SPE 38 Emp. Im. Ltda.	100	100	22,170	12,746	9,424	9,392	32	625	9,424	9,392	32	625
Gafisa SPE 42 Emp. Im. Ltda.	100	100	29,175	19,831	9,344	10,769	(1,424)	(5,105)	9,344	10,769	(1,424)	(5,105)
Apoena SPE Emp Im S.A.	80	50	14,673	5,665	11,128	9,008	946	3,231	9,326	4,666	757	2,958
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	22,885	34,486	3,458	10,462	(9,166)	844	9,259	11,680	(4,583)	422
Gafisa SPE 70 Emp. Im. Ltda.	55	55	16,856	3,058	15,425	13,522	(213)	(14)	9,216	7,704	(117)	(8)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	13,189	8,588	9,953	10,666	(2,802)	(2,342)	9,033	9,186	(2,242)	(1,874)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	55,071	46,152	8,919	7,039	1,880	1,517	8,919	7,039	1,880	1,517
Parque do Morumbi Incorporadora Ltda.	80	80	24,417	16,370	9,371	4,116	3,783	108	7,761	3,293	3,144	(86)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	81,266	66,974	14,785	8,320	3,923	1,011	7,639	4,744	2,578	506
Jardim I Plan., Prom.Vd Ltda.	100	100	21,292	13,866	7,425	7,860	(435)	(340)	7,425	7,860	(435)	(340)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	35,593	27,168	9,009	9,700	(1,071)	2,245	7,324	7,801	(857)	1,796
Gafisa SPE 53 Emp. Im. Ltda.	100	100	23,149	18,377	6,778	7,957	(1,180)	(425)	6,778	7,957	(1,180)	(216)
Gafisa SPE 22 Emp. Im. Ltda.	100	100	8,056	1,395	6,661	6,528	133	526	6,661	6,528	133	526
Patamares 1 Emp. Imob. Ltda	50	50	41,314	28,564	12,750	7,187	5,671	701	6,375	3,593	2,781	292
O Bosque Empr. Imob. Ltda.	60	60	9,898	319	9,679	9,058	(382)	(70)	5,847	5,542	473	(42)
Gafisa SPE 35 Emp. Im. Ltda.	100	100	17,478	12,238	5,240	4,978	261	529	5,240	4,978	261	529
Gafisa SPE 39 Emp. Im. Ltda.	100	100	17,212	12,063	5,149	4,745	404	109	5,149	4,745	404	109
Grand Park - Parque das Aguas Emp Im Ltda	50	50	49,974	41,835	8,139	20,907	(13,138)	11,288	4,070	10,453	(6,384)	6,437
Gafisa SPE 37 Emp. Im. Ltda.	100	100	14,383	10,337	4,046	4,600	(554)	437	4,046	4,600	(554)	437
Gafisa SPE 118 Emp. Im. Ltda.	100	100	3,384	3	3,381	1	-	-	3,381	1	-	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	11,234	5,655	5,578	1	(1,216)	-	3,347	1	(1,391)	-
OCPC01 adjustment – capitalized interest (f)	-	-	-	-	-	-	-	-	25,035	-	9,007	-
Other	-	-	748,034	605,896	51,451	108,859	5,151	33,350	29,211	89,186	22,191	29,665
Subtotal			7,483,833	4,730,502	3,392,368	2,858,438	(381,249)	324,797	3,134,293	2,664,548	(426,592)	252,126

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investment in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(a)   Information on subsidiaries and jointly-controlled investees (Continued)

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Net income (loss) for the period		Investments (reserve for net capital deficiency)		Share of profit (loss)
Direct investes	2011	2010	2011	2011	2011	2010	2011	2010	2011	2010	2011	2010

Other investments (a)									298,927	306,807
Goodwill on acquisition of subsidiaries (b)									183,113	193,543
Total investiments									3,616,333	3,164,898	(426,592)	252,126

Reserve for net capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	170,635	193,006	(22,371)	(3,376)	(20,385)	(1,435)	(11,186)	(1,688)	(9,498)	(717)
Gafisa SPE 123 Emp. Im. Ltda.	100	100	12,879	15,450	(2,571)	1	(2,572)	-	(2,571)	1	(2,572)	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	237	1,842	(1,605)	1	(1,606)	-	(1,605)	1	(1,606)	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	2,415	3,525	(1,110)	(368)	(742)	(364)	(1,110)	(368)	(742)	(364)
Península SPE1 S.A.	50	50	8,110	10,418	(2,244)	(2,242)	(67)	1,877	(1,090)	(1,056)	(33)	939
Other	-	-	44,145	46,791	(2,637)	(2,415)	(3,198)	(3,617)	(1,924)	(2,622)	(2,715)	(3,491)
Total reserve for net capital deficiency			238,421	271,032	(32,538)	(8,399)	(28,570)	(3,539)	(19,486)	(5,732)	(17,166)	(3,633)

Total equity pick-up											(443,758)	248,493

(a)  As a result of the establishment in January 2008 of a unincorporated partnership (SCP), the Company hold interests in such company that as of December 31, 2011 totaled R$298,927 (December 31, 2010 - R$306,807) (Note 15).

(b)  See composition in Note 11.

(c)  Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(d)  In the period ended December 31, 2011, a transfer of units from this Company to the SCP was made for the respective carrying value per share.

(e)  In the period ended December 31, 2011, a transfer of units from this SCP to this Company  was made for the respective carrying value per share.

(f)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investment in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(b)    Change in investments

Balances at December 31, 2010	3,164,898
Equity pick-up	(426,592)
Capital contribution	565,867
Advance for future capital increase	360,499
Acquisition / sale of interests	2,652
Dividends receivable	(49,280)
Other investments	(7,880)
Capitalized interests – OCPC01	16,028
FIDC (Note 5 (ii))	571
Impairment of goodwill CIPESA	(10,430)
Balances at December 31, 2011	3,616,333

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

10.  Property and equipment

       The roll-forward is as follows:

				Company				Consolidated
Description	12/31/2010	Addition (+)	Write-down (-)	12/31/2011	12/31/2010	Addition (+)	Write-down (-)	12/31/2011
Cost
Hardware	10,359	7,146	(2,980)	14,525	17,209	11,107	(3,182)	25,134
Vehicles and aircrafts	31	-	-	31	5,888	351	-	6,239
Leasehold improvements	4,325	323	(14)	4,634	16,997	7,590	(1,645)	22,942
Furniture and fixtures and installation	1,001	456	-	1,457	7,188	664	(53)	7,799
Machinery and equipment	2,561	48	-	2,609	3,176	278	(13)	3,441
Mold	-	-	-	-	8,130	-	-	8,130
Sales stands	80,409	17,984	-	98,393	132,097	30,220	-	162,317
	98,686	25,957	(2,994)	121,649	190,685	50,210	(4,893)	236,002
Cumulative depreciation
Hardware	(7,003)	(2,370)	167	(9,206)	(11,359)	(4,110)	179	(15,290)
Vehicles and aircrafts	(31)	-	-	(31)	(5,038)	(549)	-	(5,587)
Leasehold improvements and installations	(4,325)	(21)	-	(4,346)	(11,044)	(2,360)	2	(13,402)
Furniture and fixture	(707)	(138)	-	(845)	(2,950)	(723)	-	(3,673)
Machinery and equipment	(30)	(261)	-	(291)	(59)	(326)	-	(385)
Mold	-	-	-	-	(3,277)	(1,994)	-	(5,271)
Sales stands	(56,516)	(38,340)	-	(94,856)	(87,981)	(51,620)	-	(139,601)
	(68,612)	(41,130)	167	(109,575)	(121,708)	(61,682)	181	(183,209)

	30,074	(15,173)	(2,827)	12,074	68,977	(11,472)	(4,712)	52,793

The following rates are used for calculating depreciation:

	Useful life	Annual depreciation rate %
Installations	10 years	10
Leasehold improvements	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Aircraft	10 years	10
Vehicles	5 years	20
Mold	10 years	10
Sales stands	1 year	100

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

11. Intangible assets

The breakdown is as follows:

	Company
	12/31/2010			12/31/2011
	Balance	Addition	Write-down/ Amortization	Balance
Software – cost	25,962	21,212	(3,937)	43,237
Software – depreciation	(16,021)	(5,947)	118	(21,850)
Organization expenditures	8,400	4,708	(3,526)	9,582
	18,341	19,973	(7,345)	30,969

		Consolidated
	12/31/2010				12/31/2011
	Balance	Addition	Write-down	Provision for realization	Balance
Goodwill
AUSA (Note 9)	152,856	-	-		152,856
Cipesa (Note 9)	40,687	-	-	(10,430)	30,257

	193,543	-	-	(10,430)	183,113
Other intangible assets
Software – cost	32,335	33,185	(5,030)	-	60,490
Software – depreciation	(19,196)	(8,806)	163	-	(27,839)
Organization expenditures	15,147	11,513	(12,940)	-	13,720
	28,286	35,892	(17,807)	-	46,371

	221,829	35,892	(17,807)	(10,430)	229,484

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

11. Intangible assets (Continued)

The Company assessed the recovery of the carrying amount of goodwill using the “value in use” concept, through models of discounted cash flow of cash-generating units. The process for determining the value in use involves the adoption of assumptions, judgments and estimates on cash flows, such as growth rate of revenue, costs and expenses, estimates of future investments and working capital, and discount rates. The assumptions on projection of growth, cash flow and future cash flow are based on the Company’s business plan, approved by the Management, as well as on comparable market data and represent the Management’s best estimate of the economic condition that will prevail over the economic life of different cash-generating unit, group of assets that generate cash flows. Future cash flows were discounted based on the representative capital cost rate. Consistent with the economic valuation techniques, the valuation of value in use is made over a period of five years, and after that, considering the perpetuity of the assumptions in view of the capacity of the continuity of businesses over an indefinite time. The main assumptions adopted in the value in use estimate are as follows: revenue – revenue was projected between 2012 and 2016 considering the sales growth and on the customer base of different cash-generating units. Operating costs and expenses– costs and expenses were projected in line with the past performance of the Company, as well as with the history of revenue growth. The key assumptions were based on the past performance of the Company and on reasonable and valid macroeconomic assumptions based on projections of the financial market, documented and approved by the Company’s management. The test for the recovery of the intangible assets of the Company resulted in the need for recognizing a provision for realization (impairment) in the year ended December 31, 2011 in the amount of R$10,430, related to the goodwill on acquisition of CIPESA.

12. Loans and financing

			Company			Consolidated
Type of operation	Maturity	Annual interest rate	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 2.20% + CDI	775,389	531,905	516,397	937,019	664,471	736,736
Promissory notes (ii)	December 2012	125% to 126% of CDI	231,068	-	-	231,068	-	-
National Housing System (i)	February 2012 to August 2015	TR + 8.30 % to 12.68%	156,911	365,098	322,981	684,642	745,707	467,019
Assumption of debt in connection with inclusion of subsidiaries ‘debt	April 2013	TR + 12%	3,125	-	-	3,881	-	-
			1,166,493	897,003	839,378	1,856,610	1,410,178	1,203,755

Current portion			721,788	471,909	514,831	1,135,543	797,903	678,312
Non-current portion			444,705	425,094	324,547	721,067	612,275	525,443

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

12. Loans and financing (Continued)

Rates

•      CDI - Interbank Deposit Certificate;

•      TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into short term by default:

	Company			Consolidated
Maturity	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010
2010	-	-	514,831	-	-	678,312
2011	-	471,909	303,678	-	797,903	413,583
2012	721,788	145,047	19,431	1,135,543	245,166	71,854
2013	49,208	58,519	1,438	215,263	119,912	40,006
2014	163,174	221,528	-	222,693	247,197	-
2015	126,982	-	-	152,006	-	-
2016 forwards	105,341	-	-	131,105	-	-
	1,166,493	897,003	839,378	1,856,610	1,410,178	1,203,755

(i)  Funding for developments – National Housing System (SFH) and for working capital and CCB correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures and subsidiaries;

On June 27, 2011, eight certificates of bank credit (CCBs) were issued in the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

In AUSA, eight CCBs were issued, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

Funds from the aforementioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. Except the cross restrictive covenants mentioned below, these covenants were complied with on December 31, 2011.

(ii) On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of Commercial Promissory Notes was approved in two series, the first in the amount of R$150,000 and the second in the amount of R$80,000, totaling R$230,068. As of December 31, 2011, the issuance balance is R$231,000. The issuance count on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. Except for the cross restrictive covenants mentioned below, these covenants were complied with on December 31, 2011.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

12. Loans and financing (Continued)

As of December 31, 2011, the Company and its subsidiaries have credit lines approved and not used for 65 ventures amounting to R$695,212 (Company – unaudited) and R$1,226,932 (consolidated – unaudited). Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units amount to R$3,806,586 in 2011 (R$3,007,914 in 2010).

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at December 31, 2011 and 2010 are disclosed in Note 13.

In view of the cross restrictive covenants of some CCB issuances and the non-compliance with the covenants of the Seventh Placement of Gafisa and the First Placement of Tenda (Note 13) of the Debenture Placement Program, the non-current portions of such placements were fully reclassified into short term, as shown below. As described in Note 30, in 2012 the Company renegotiated the covenants of its debentures with debenture holders and is in compliance with the new covenants arising from such renegotiation.

	Company		Consolidated
Type of operation	Short term	Long term	Short term	Long term

Maturity original
Certificate of Bank Credit (CCB)	93,341	682,048	141,919	795,100
Promissory notes	231,068	-	231,068	-
National Housing System	141,704	15,207	467,165	217,477
Assumption of debt in connection with inclusion of subsidiaries ‘debt	2,342	783	3,131	750
	468,455	698,038	843,283	1,013,327

Reclassification by default
Certificates of Bank Credit (CCB)	253,333	(253,333)	292,260	(292,260)
	721,788	444,705	1,135,543	721,067

Financial expenses of loans, financing and debentures (Note 13) are capitalized at cost of each venture, according to the use of funds, and appropriated to income based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.61% at December 31, 2011 (11.58% in 2010).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

12. Loans and financing (Continued)

	Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Total financial expenses for the year	250,814	250,722	491,726	404,172
Capitalized financial charges	(76,517)	(144,162)	(238,850)	(193,970)

Financial expenses (Note 25)	173,667	106,560	252,876	210,202

Financial charges included in “Properties for sale”

Opening balance (Note 6)	116,286	69,559	146,542	91,568
Capitalized financial charges	76,517	144,162	238,850	193,970
Charges appropriated to income	(84,353)	(97,435)	(163,578)	(138,996)

Closing balance (Note 6)	108,450	116,286	221,814	146,542

13. Debentures

				Company			Consolidated
Program/placement	Principal R$	Annual interest	Maturity final	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Second program/ first placement – Fourth placement	240,000	CDI + 2% to 3.25%	September 2011 (called away in September 2010)	-	-	198,254	-	-	198,254
Third program/ First placement – Fifth placement (i)	250,000	107.20% of CDI	June 2013	253,592	253,355	252,462	253,592	253,355	252,462
Sixth placement (ii)	250,000	CDI + 2% to 3.25%	June 2014	124,851	109,713	260,680	124,851	109,713	260,680
Seventh placement (iii)	600,000	TR + 10.20%	December 2014	601,234	598,869	595,725	601,234	598,869	595,725
Eighth placement / First placement (v)	288,427	CDI + 1.95%	October 2015	293,819	293,661	-	293,819	293,661	-
Eighth placement / Second placement (v)	11,573	IPCA + 7.96%	October 2016	12,680	11,898	-	12,680	11,898	-
First placement (Tenda) (iv)	600,000	TR + 8.22%	April 2014	-	-	-	613,024	612,435	611,256
				1,286,176	1,267,496	1,307,121	1,899,200	1,879,931	1,918,377

Current portion				1,286,176	14,097	111,121	1,899,200	26,532	122,377
Non-Current portion				-	1,253,399	1,196,000	-	1,853,399	1,796,000

Current and non-current installments are due as follows, considering the debentures classified in short term by default:

	Company			Consolidated
Maturity	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010
2010	-	-	111,121	-	-	122,377
2011	-	14,097	346,000	-	26,532	346,000
2012	1,286,176	122,557	125,000	1,899,200	272,557	275,000
2013	-	422,557	425,000	-	722,557	725,000
2014	-	408,707	300,000	-	558,707	450,000
2015	-	293,866	-	-	293,866	-
2016 onwards	-	5,712	-	-	5,712	-
	1,286,176	1,267,496	1,307,121	1,899,200	1,879,931	1,918,377

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

13. Debentures (Continued)

(i)    On May 16, 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Third Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000.

(ii)   On August 12, 2009, the Company obtained approval for its Sixth Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months.

(iii)   On November 16, 2009, the Company obtained approval for its Seventh Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

(iv)  On April 14, 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)   On September 17, 2010, the Company obtained approval for its Eighth Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. In view of the cross restrictive covenants and the non-compliance with the covenants of the Fifth and Seventh Placement of Gafisa and the First Placement of Tenda, the non-current portions of all placements were fully reclassified into short term. Such covenants were renegotiated in a subsequent period, according to Note 30.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

13. Debentures (Continued)

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$365,765 at December 31, 2011 (R$624,687 in 2010) is pledged to cover the ratio of restrictive debenture covenants.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	12/31/2011	12/31/2010	01/01/2010
Fifth placement
Total debt less venture debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	78.79%	37.62%	1%
Total account receivable plus inventory of finished units required to be 2.2 times over net debt	3.48 times	4.47 times	2.3 times

Seventh placement
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	3.25 times	-5.2 times	-5.9 times
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects (3)	14.27 times	85.4 times	292.3 times
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%	3.6%	1%

Eighth placement – first and second placement
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects	14.27 times	85.4 times	N/A
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%	3.6%	N/A

First placement – Tenda
The EBIT (2) balance shall be 1.3 times over the net financial expense or equal or lower than zero and EBIT higher than zero	39.35 times	4.3 times	24.8 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt plus project debt, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-6.44	-11.8	-4.7 times
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-40.83%	21.96%	-31%

(1) Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, restricted cash in guarantee to loans, and restricted credits.

(2) EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3) Project debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4) Total receivables

(5) Total inventory of properties for sale

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

13. Debentures (Continued)

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because of the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity. However, as described in Note 30, the Company renegotiated the restrictive covenants of its debentures with debenture holders and is in compliance with the new covenants arising from such renegotiation.

14. Obligations with assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(ii) to 5(vi) are as follows:

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Assignment of receivables:
CCI obligation Jun/09 (Note 5(iii))	-	-	55,479	24,791	35,633	55,479
CCI obligation Jun/11 (Note 5(iv))	46,283	-	-	169,793	-	-
CCI obligation Sep/11 (Note 5(v))	171,210	-	-	188,191	-	-
CCI obligation Dec/11 (Note 5(vi))	47,505	-	-	72,384	-	-
Other	31,911	37,714	48,697	46,812	52,809	66,881
	296,909	37,714	104,176	501,971	88,442	122,360

Current portion	32,567	37,714	104,176	70,745	88,442	122,360
Non-current potion	264,342	-	-	431,226	-	-

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

15. Payables to partners

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Payable to partners (a)	300,000	300,000	300,000	401,931	404,264	311,004
Usufruct of shares (b)	39,963	-	-	71,255	-	-
	339,963	300,000	300,000	473,186	404,264	311,004

Current portion	139,907	-	-	219,796	24,264	11,004
Non-current portion	200,056	300,000	300,000	253,390	380,000	300,000

(a)  In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of December 31, 2011, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of December 31, 2011, payables to venture partners were recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual declared dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate; as of December 31, 2011, the amount accrued totaled R$14,963. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of December 31, 2011, the SCP and the Company is in compliance with these clauses.

In relation to the consolidated financial statements, in April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of December 31, 2011, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of December 31, 2011, payables to investors/venture partners are recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of December 31, 2011, the provisioned amount totals R$6,968. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of December 31, 2011, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as financial expenses in the financial statements.

(b)  As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 12, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on the effective interest method of amortization in the statement of operations.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

16. Other obligation

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/011	12/31/2010	01/01/2010

Acquisition of interests	2,286	3,094	3,922	20,560	23,062	21,090
Provision for penalties for delay in construction works	12,675	-	-	51,211	-	-
-Other liabilities	42,548	43,347	21,894	63,282	36,777	73,958
Cancelled contracts payable	3,662	-	-	88,279	31,272	28,573
FIDC payable (a)	-	-	-	2,950	18,070	41,308
Warranty provision	25,009	22,391	17,782	53,715	39,025	25,082
Deferred PIS and COFINS	-	-	-	26,341	29,328	-
Taxes payable (PIS and COFINS)	29,596	-	-	110,733	101,401	91,709
Provision for net capital deficiency (Note 9)	19,486	5,732	8,242	-	-	-
	135,262	74,564	51,840	417,071	278,935	281,720

Current portion	98,773	66,090	9,402	274,214	37,167	72,293
Non-current portion	36,489	8,474	42,438	142,857	241,768	209,427

(a)  Refers to the assignment of receivables (Note 5(ii))

17. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

In the year ended December 31, 2011, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total

Balance at December 31, 2009	78,081	6	2,646	80,733
Additional provision	4,212	1,019	10,240	15,471
Payment and reversal of provision not used	(1,140)	(385)	(7,718)	(9,243)
Balance at December 31, 2010	81,153	640	5,168	86,961
Additional provision	15,460	1,824	20,183	37,467
Payment and reversal of provision not used	(4,878)	(570)	(10,383)	(15,831)
Balance at December 31, 2011	91,735	1,894	14,968	108,597

Current portion				34,875
Non-current portion				73,722

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

17. Provisions for legal claims and commitments (Continued)

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total

Balance at December 31, 2009	92,821	10,894	17,624	121,339
Additional provision	18,432	1,869	16,354	36,655
Payment and reversal of provision not used	(8,425)	(655)	(10,222)	(19,302)
Balance at December 31, 2010	102,828	12,108	23,756	138,692
Additional provision	22,874	4,379	30,649	57,902
Payment and reversal of provision not used	(11,525)	(635)	(14,645)	(26,805)
Balance at December 31, 2011	114,177	15,852	39,760	169,789

Current portion				34,875
Non-current portion				134,914

(a)    Civil, tax and labor claims

(i)     As of December 31, 2011, the provisions related to civil claims include R$73,722 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$6,576, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$53,318, in connection with the restriction of the usage of the Gafisa’s bank account; and there is the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(ii)    Subsidiary AUSA is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The contingency amount, rated by legal counsel as a probable loss, totals R$11,801 and is provisioned at December 31, 2011.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

17. Provisions for legal claims and commitments (Continued)

(a)    Civil, tax and labor claims (Continued)

(iii)   As of December 31, 2011, the Company was a party to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$116,983. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, as well as on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

As of December 31, the Company and its subsidiaries have judicially deposited the amount of R$85,702 (R$78,755 in 2010) in Company’s statements, and R$108,436 (R$89,271 in 2010) in the consolidated statements (Note 7) in connection with the aforementioned legal claims.

(iv)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures contruction work. Before acquiring a piece of land, the Company assesses all necessary and applicable environmental issues,  including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and penalties.

(v)    Lawsuits in which likelihood of loss is rated as possible

In addition, as of December 31, 2011, the Company and its subsidiaries are parties to other lawsuits and civil, labor and tax contingencies. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$489,549.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

17. Provisions for legal claims and commitments (Continued)

(a)    Civil, tax and labor claims (Continued)

(v)   Lawsuits in which likelihood of loss is rated as possible (Continued)

       Based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

			Consolidated
Civil claims	Tax claims	Labor claims	Total
346,800	54,284	88,465	489,549

(b)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at December 31, 2011, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$56,139 in the Company’s statements, and R$59,497 in the consolidated statements, to meet these commitments.

(c)   Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 28 real estates where its facilities are located, the monthly cost amounting to R$1,116 adjusted by the IGP-M/FGV variation. The rental term is ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

17. Provisions for legal claims and commitments (Continued)

(c)   Commitments (Continued)

(ii)    As of December 31, 2011, the Company, through its subsidiaries, has long-term obligations in the amount of R$24,858 (R$15,111 in 2010), related to the supply of the raw material used in the development of its real estate ventures.

18. Obligations for purchase of properties and advances from customers

	Company			Consolidated
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Obligations for purchase of land	203,284	126,093	199,314	493,176	370,482	373,435
Adjustment to present value	(4,433)	(15,905)	(12,811)	(4,034)	(16,796)	(13,963)
Advances from customers
Development and sales (Note 5(i))	57,297	18,086	78,197	215,042	158,145	222,284
Barter transaction – land (Note 6)	30,111	41,018	27,070	83,506	86,228	40,054
	286,259	169,292	291,770	787,690	598,059	621,810

Current portion	232,792	126,294	240,164	610,555	420,199	475,409
Non-current portion	53,467	42,998	51,606	177,135	177,860	146,401

19. Equity

19.1   Capital

As of December 31, 2011, the Company's authorized and paid-in capital totaled R$2,734,157 (R$2,729,298 in 2010), represented by 432,699,559 (431,515,375 in 2010) registered common shares without par value, of which 599,486 were held in treasury.

According to the Company’s by-laws, capital may be increased without the need for making amendments to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

In 2011, there was no change in common shares held in treasury.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.1   Capital (Continued)

Treasury shares - 12/31/2011
Symbol	GFSA3
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,470	1,731

(*)  Market value calculated based on the closing share price at September 30, 2011 of R$4.12, not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 17).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs in the U.S. The expenditures with such offering amounted to R$33,271, net of taxes.

During 2011 and 2010, the increase in capital was approved by R$4,959, R$17,891 and R$20,282, respectively, with the issuance of 1,184,184, 2,463,309 and 9,797,792 common shares. The change in the number of outstanding shares was as follows:

Common shares – in thousands
December 31, 2009	166,777
Split of shares on February 22, 2010	166,777
Public offering	85,100
Subscription of Shertis shares	9,798
Exercise of stock option	2,463

December 31, 2010	430,915
Exercise of stock option	1,184

December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Weighted average shares outstanding	431,586

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.2   Allocation of income for the year

According to the Company’s by-laws, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

As provided for in Article 36 of the Company’s Bylaws, amended on March 21, 2007, the setting up of a statutory reserve became a requirement. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill corporate objective.

On April 29, 2011, the distribution of declared dividends for 2010 was approved in the amount of R$98,812, which were paid on December 28, 2011. The allocation of net income for 2010 and the absorption of loss for 2011 by profit reserves, legal reserve and capital reserve were as follows:

	2011	2010
Net income (loss) for the year	(944,868)	264,565
(-) Legal reserve (5%)	44,986	(13,228)
(-) Reserve of income	502,418	(152,525)
(-) Capital reserve	295,445	-
(-) Declared dividends (a)	-	(98,812)
Balance of accumulated losses	(102,019)	-

(a)   Declared dividends for 2010, paid in 2011, were held at the same value, even with the restatement of the financial statements for 2010.

19.3   Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the years ended December 31 are as follows:

	12/31/2011	12/31/2010

Gafisa	15,429	8,135
Tenda	2,203	3,820
	17,642	11,955
Alphaville	1,640	969
	19,272	12,924

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(i)    Gafisa

The Company’s Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus, which can be used subsequently to the exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended December 31, 2011 and 2010.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees and officers in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissal and retirement. In such cases, the amounts advanced are returned to employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(i)    Gafisa (Continued)

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, beneficiaries are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The incremental fair value granted as result of such modification is R$3,529, recognized at the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.08%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(i)    Gafisa (Continued)

On April 1, 2011, a stock option plan was issued by the Company, granting 1,435,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On July 13, 2011, a stock option plan was issued by the Company, granting 11,420,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 12.16%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

As of December 31, 2011 and 2010, the changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2011		2010
	Number of options (ii)	Weighted average exercise price (Reais)	Number of options (ii)	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	8,787,331	11,97	10,245,394	12,18
Transfer of options of Tenda plans	-	-	2,338,380	4,39
Options granted	12,855,000	10,60	626,061	12,10
Options exercised (i)	(1,184,184)	12,29	(2,463,309)	8,30
Options expired	(36,110)	8,12	-	-
Options forfeited	(3.787.063)	13,88	(1,959,195)	4,54
Options outstanding at the end of the year	16.634.974	8,94	8,787,331	11,97

Options exercisable at the end of the year	1,991,712	9,81	1,364,232	12,18

(i)   In the years ended December 31, 2011 and 2010, the amount received through exercised options was R$4,959 and R$9,736, respectively.

(ii)  The number of options considers the split of shares approved on February 22, 2010.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(i)    Gafisa (Continued)

The analysis of prices as of December 31, 2011 and 2010 is as follows:

	Reais
	2011	2010

Exercise price per option at the end of the period	4.57-22.79	4.57-22.79

Weighted average exercise price at the option grant date	9.03	10.36
Weighted average market price per share at the grant date	10.03	10.10
Market price per share at the end of the period	4.12	12.04

The options granted will provide to their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at December 31, 2011 was 0.59% corresponding to a loss of R$(2.2282).

In the year ended December 31, 2011 the Company recognized the amounts of R$15,429 (Company) and R$19,272 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. Subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to maximum 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(ii)   Tenda  (Continued)

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2.

As of December 31, 2011, Tenda recorded stock option plan expenses amounting to R$2,213 (R$3,820 in 2010).

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issuance. At December 31, 2011, the amount of R$14,203, related to the reserve for granting options of Tenda is recognized under the account “Other account receivable” in current account related to real estate ventures of Gafisa.

(iii)  AUSA

Subsidiary AUSA has three stock option plans - the first one launched in 2007, which was approved on June 26, 2007 at the Annual Shareholders' Meeting and the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

19. Equity (Continued)

19.3   Stock option plan (Continued)

(iii)  AUSA (Continued)

On April 1, 2011, a stock option plan was launched by the Company, granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

As of December 31, 2011 and 2010 the changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2011		2010
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,932,000	8.01	1,557,000	6.47
Options granted	364,000	10.48	738,000	10.48
Options exercised	(133,000)	7.81	(46,000)	7.61
Options forfeited /sold	(534,000)	7.61	(317,000)	7.61
Options outstanding at the end of the year	1,629,000	10.48	1,932,000	8.01

The dilution percentage at December 31, 2011 was 0.0005%, corresponding to earnings per share after dilution of R$1.460767 (R$1.460775 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$1,640 in the year ended December 31, 2011.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

20. Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the period ended December 31, 2011 and 2010, is as follows:

	Consolidated
	12/31/2011	12/31/2010

Income (loss) before income and social contribution taxes, and statutory interest	(762,827)	310,612
Income tax calculated at the applicable rate – 34%	259,362	(105,608)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	(97,474)	96,428
Tax losses carryforwards (used)	1,142	1,344
Stock option plan	(5,877)	(4,394)
Other permanent differences	993	(2,771)
Charges on payables to venture partners	14,233	7,638
Tax rights not recognized	(314,741)	(14,765)
	(142,362)	(22,128)
Effective rate of income tax and social contribution	-	7.12%
Tax expenses - current	(73,207)	(11,834)
Tax expenses - deferred	(69,155)	(10,294)

(ii)     Deferred income tax and social contribution

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, at the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of December 31, the Company did not recognize any deferred tax assets calculated on tax loss.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

20. Deferred income and social contribution taxes (Continued)

(ii)   Deferred income and social contribution taxes (Continued)

       As of December 31, 2011 and 2010, deferred income and social contribution taxes are from the following sources:

	Company			Consolidated
	2011	2010	01/01/2010	2011	2010	01/01/2010
Assets
Provisions for legal claims	36,923	29,567	27,450	57,728	44,269	41,255
Temporary differences – PIS and COFINS deferred	17,274	21,157	-	35,755	43,613	-
Provisions for realization of non-financial assets	11,981	-	-	31,672
Temporary differences – CPC adjustment	45,103	35,221	33,077	85,865	45,926	39,733
Other provisions	41,995	25,799	64,842	102,002	31,954	72,809
Income and social contribution tax loss carryforwards	69,055	27,210	9,573	247,872	200,796	128,323
Tax credits from downstream acquisition	8,793	-	3,114	8,793	7,472	13,644
Tax rights not recognized	(150,079)	-	-	(343,982)	(29,241)	(14,476)
	81,045	138,954	138,056	225,705	344,789	281,288

Liabilities
Negative goodwill	90,101	90,101	85,896	95,125	95,125	90,920
Temporary differences –CPC adjustment	14,862	10,458	23,628	14,862	20,104	26,601
Differences between income taxed on cash basis and recorded on an accrual basis	42,883	60,848	77,338	198,720	243,407	167,320
	147,846	161,407	186,862	308,707	358,636	284,841
Total net	(66,801)	(22,453)	(48,806)	(83,002)	(13,847)	(3,553)

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

i.   Risk considerations

a)  Credit risk

    The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

    With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2011 and 2010, there was no significant credit risk concentration associated with clients.

b)  Derivative financial instruments

    The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

     The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

i.   Risk considerations (Continued)

b)  Derivative financial instruments (Continued)

As of December 31, 2011, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity in from December 2011 and June 2017. The derivative contracts are as follows:

						Gain (loss) not realized by derivative
	Reais	Percentage		Validity		instruments – net
Swap agreements	Face	Original
(Pre for CDI)	Value	Index	Swap	Beginning	End	12/31/2011

Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	6/15/2011	12/19/2011	(16)
Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	3/30/2012	505
Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	3/30/2012	9/28/2012	856
Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	9/28/2012	3/28/2013	815
Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	3/28/2013	9/30/2013	238
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	9/30/2013	3/28/2014	117
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	3/28/2014	9/30/2014	251
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	9/30/2014	3/30/2015	297
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	3/30/2015	9/30/2015	(54)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	9/30/2015	3/31/2016	97
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	3/31/2016	9/30/2016	(55)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	9/30/2016	3/30/2017	167
Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	6/28/2011	12/29/2011	112
Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	6/20/2012	1,316
Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	6/20/2012	12/20/2012	1,074
Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	20/12/2012	6/20/2013	836
Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	6/20/2013	12/20/2013	324
Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	6/20/2014	324
Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	6/20/2014	12/22/2014	19
Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	6/22/2015	284
Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	6/22/2015	12/21/2015	(64)
Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	6/20/2016	213
Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	6/20/2016	12/20/2016	(45)
Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	6/20/2017	124
						7,735

During the year ended December 31, 2011, the amount of R$4,418 in the Company’s statements and R$7,735 in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in line “financial income (loss)” allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet (Note 25).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

i.   Risk considerations (Continued)

c)  Interest rate risk

    This arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Account receivable from real estate units delivered (Note 5), are subject to annual interest rate of 12%, appropriated on pro rata basis.

d)  Liquidity risk

    The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

    To mitigate the liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 13 and 30).

    The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	1,135,543	437,232	283,835	-	1,856,610
Debentures	1,899,200	-	-	-	1,899,200
Payables to partners	219,796	233,771	19,619	-	473,186
Suppliers	135,720	-	-	-	135,720
	3,390,259	671,003	303,454	-	4,364,716

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

i.   Risk considerations (Continued)

d)  Liquidity risk (Continued)

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, direct or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the period ended December 31, 2011 and 2010:

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	1,110	-	-	50,970	-
Short-term investments (Note 4.2)	-	90,962	-	-	846,062	-
Derivative financial instruments	-	4,418	-	-	7,735	-

	Company			Consolidated
	Fair value classification
As of December 31, 2010	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4,1)	-	35,568	-	-	84,046	-
Short-term investments (Note 4,2)	-	491,295	-	-	944,766	-

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

ii.     Fair value of financial instruments

a)  Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)  The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

(ii) The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

See below the main carrying amounts and fair values of financial assets and liabilities at December 31, 2011 and 2010:

	2011		2010		01/01/2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	137,598	137,598	256,382	256,382	292,940	292,940
Short-term investments (Note 4.2)	846,062	846,062	944,766	944,766	1,131,113	1,131,113
Trade account receivable (Note 5)	4,826,448	4,826,448	4,951,074	4,951,074	3,776,646	3,776,646

Financial liabilities
Loans and financing (Note 12)	1,856,610	1,860,995	1,410,178	1,412,053	1,203,755	1,204,157
Debentures (Note 13)	1,899,200	1,907,463	1,879,931	1,890,299	1,918,377	1,932,646
Payables to partners (Note 15)	473,186	473,186	404,264	404,264	311,004	311,004
Suppliers	135,720	135,720	190,461	190,461	194,331	194,331

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

ii.     Fair value of financial instruments (Continued)

b)  Risk of debt acceleration

As of December 31, 2011, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual. As mentioned in Notes 12 and 13, in view of the cross restrictive covenants and the non-compliance with the covenants of the Fifth and Seventh Placement of Gafisa and the First Placement of Tenda, the non-current portions of all debenture placements and some CCB issues were fully reclassified into short term. No financial penalty (fine) was imposed or change in the interest rate was made at the renegotiation of covenants, as mentioned in Note 30.

c)  Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•      The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•      Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable;

•      The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•      In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

ii.     Fair value of financial instruments (Continued)

c)  Market risk (Continued)

•      Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•      Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•      The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•      The opportunities for development may decrease.

•      The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

•      Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•      Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•      Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

iii.    Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the periods ended December 31, 2011 and 2010.

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents, short-term investments and restricted cash in guarantee to loans):

	Company			Consolidated
	2011	2010	01/01/2010	2011	2010	01/01/2010

Loans and financing (Note 12)	1,166,493	897,003	839,378	1,856,610	1,410,178	1,203,755
Debentures (Note 13)	1,286,176	1,267,496	1,307,121	1,899,200	1,879,931	1,918,377
Assignment of receivables (Note 14)	296,909	37,714	104,176	501,971	88,442	122,360
Payables to venture partners (Note 15)	339,963	300,000	300,000	473,186	404,264	311,004
(-)Cash and cash equivalents and short-term investments(Note 4.1 and 4.2)	(123,188)	(557,387)	(773,479)	(983,660)	(1,201,148)	(1,424,053)
Net debt	2,966,353	1,944,826	1,777,196	3,747,307	2,581,667	2,131,445
Equity	2,648,473	3,570,750	2,325,634	2,747,094	3,632,172	2,384,181
Equity and net debt	5,614,826	5,515,576	4,102,830	6,494,401	6,213,839	4,515,624

iv.    Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s income, as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the increase/decrease in the risk variable considered.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

iv.    Sensitivity analysis (Continued)

At December 31, 2011, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR);

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 10.6%, the TR at 1.2% and the INCC rate at 7.5%.

The scenarios considered were as follows:

Scenario I: 50% increase in the variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

At December 31, 2011:

		Scenario
		I	II	III	IV
Instrument	Risk	High 50%	High 25%	Drop 25%	Drop 50%

Short-term investments	High/drop of CDI	28,366	14,183	(14,183)	(28,366)
Loans and financing	High/drop of CDI	(48,302)	(24,151)	24,151	48,302
Debentures	High/drop of CDI	(32,279)	(16,140)	16,140	32,279
Payables to partners	High/drop of CDI	(15,123)	(7,562)	7,562	15,123
SWAP	High/drop of CDI	(16,135)	(8,538)	9,613	20,503
Net effect of CDI variation		(83,473)	(42,208)	43,283	87,841

Loans and financing	High/drop of TR	(3,915)	(1,958)	1,958	3,915
Debentures	High/drop of TR	(7,051)	(3,526)	3,526	7,051
Net effect of TR variation		(10,966)	(5,484)	5,484	10,966

Loans and financing	High/drop of IPCA	(318)	(159)	159	318
Net effect of IPCA variation		(318)	(159)	159	318

Trade accounts receivable	High/drop of INCC	164,861	82,430	(82,430)	(164,861)
Inventory	High/drop of INCC	75,018	37,509	(37,509)	(75,018)
Assignment of receivables	High/drop of INCC	(5,964)	(2,982)	2,982	5,964
Net effect of INCC variation		233,915	116,957	(116,957)	(233,915)

Assignment of receivables	High/drop of IGP-M	(4,984)	(2,492)	2,492	4,984
Net effect of IGP-M variation		(4,984)	(2,492)	2,492	4,984

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

21. Financial instruments (Continued)

iv.    Sensitivity analysis (Continued)

At December 31, 2010:

		Scenario
		I	II	III	IV
Instrument	Risk	High 50%	High 25%	Drop 25%	Drop 50%

Short-term investments	High/drop of CDI	41,219	20,609	(20,609)	(41,219)
Loans and financing	High/drop of CDI	(31,913)	(15,956)	15,956	31,913
Debentures	High/drop of CDI	(31,785)	(15,892)	15,892	31,785
Net effect of CDI variation		(22,479)	(11,239)	11,239	22,479

Loans and financing	High/drop of TR	(6,151)	(3,076)	3,076	6,151
Debentures	High/drop of TR	(10,177)	(5,089)	5,089	10,177
Net effect of TR variation		(16,328)	(8,165)	8,165	16,328

Debentures	High/drop of IPCA	(334)	(167)	167	334
Net effect of IPCA variation		(334)	(167)	167	334

Trade accounts receivable	High/drop of INCC	113,759	56,880	(56,880)	(113,759)
Inventory	High/drop of INCC	56,323	28,161	(28,161)	(56,323)

Net effect of INCC variation		170,082	85,041	(85,041)	(170,082)

At January 1, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Short-term investments	High/drop of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	High/drop of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	High/drop of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	High/drop of TR	(1,469)	734	(734)	1,469
Debentures	High/drop of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Trade accounts receivable	High/drop of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	High/drop of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

22. Related parties

22.1   Balances with related parties

The balances between parent and related companies are realized under conditions and prices established between the parties.

	Company			Consolidated
Current account	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010

Assets
Current account (c):
Condominium and consortia (b)	-	16,767	49,270	-	16,767	49,270
Purchase/sale of interests	-	18,809	29,668	-	(26,318)	(15,459)
Total SPEs	34,162	86,434	328	50,694	66,122	(38,189)
Thirty party’s works (a)	33,513	18,624	11,600	33,513	18,625	11,600
Loan receivable (d)	59,066	41,853	17,344	104,059	71,163	17,344
Dividends receivable	50,471	45,496	4,118	-	-	-
	177,212	227,983	112,328	188,266	146,359	24,566

Current portion	118,146	186,130	94,984	84,207	75,196	7,222
Non-current portion	59,066	41,853	17,344	104,059	71,163	17,344

Liabilities
Current account (c):
Condominium and consortia (b)	(30,586)	-	-	(30,717)	-	-
Purchase/sale of interests	-	-	-	(25,000)	-	-
Total SPEs	(167,611)	-	-	(42,220)	-	-
	(198,197)	-	-	(97,937)	-	-

Current portion	(198,197)	-	-	(97,937)	-	-
Non-current portion	-	-	-	-	-	-

(a)  Refers to operations in third-party’s works.

(b)  Refers to transactions between the consortium leader and partners and condominiums.

(c)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(d)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

22. Related parties (Continued)

22.1   Balances with related parties (Continued)

	Consolidated			Nature	Interest rate
	12/31/2011	12/31/2010	01/01/2010

Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	-	144	1,380	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	9,389	7,340	1,786	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	7,276	677	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	1,636	1,478	1,252	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	860	-	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-51 Emp. Imobiliários Ltda.	-	567	715	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Emp. Imobiliários Ltda.	3,443	2,503	1,462	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	2,119	939	817	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	-	1,557	3,756	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	11	10	9	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	946	791	-	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	29,541	23,342	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,622	2,356	-	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	113	101	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	54	48	-	Construction	10% p.a. fixed rate + TR
Target	1,056	-	-	Construction	IGPM + 12% p.a.
Gafisa SPE-50 Emp. Imobiliários Ltda.	-	-	3,774	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Emp. Imobiliários Ltda.	-	-	1,582	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empr. Imobiliários Ltda.	-	-	447	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Emp. Imobiliários Ltda.	-	-	364	Construction	3% p.a. fixed rate + CDI
Total Company	59,066	41,853	17,344

Fit Jardim Botanico SPE Emp. Imob. Ltda	16,429	15,002	-	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda	5,585	4,440	-	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda	875	767	-	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda	3,977	3,864	-	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	2,908	2,537	-	Construction	113.5% of 126.5% of CDI
Fit 25 SPE Emp. Imob. Ltda.	-	1,609	-	Construction	120% of 126.5% of CDI
Ac Participações Ltda.	1,251	-	-	Construction	12% p.a. fixed rate + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,800	-	-	Construction	6% p.a. fixed rate
Fit Roland Garros Emp. Imob. Ltda.	4,461	-	-	Construction
Other	4,707	1,091	-
Total consolidated	104,059	71,163	17,344

In the year ended December 31, 2011 the recognized financial income from interest on loans amounted to R$6,642 (R$2,007 in 2010) in the Company’s statement and R$7,667 (R$3,074 in 2010) in the consolidated statement (Note 25).

The information regarding management transactions and compensation is described in Note 26.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

22. Related parties (Continued)

22.2   Endorsements, guarantees and guarantees

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except for certain specific cases in which the Company provides guarantees for its partners amounted to R$1,486,326 as of December 31, 2011.

23. Net operating revenue

	Company		Consolidated
	2011	2010	2011	2010

Gross operating revenue
Real estate development, sale and barter transactions	1,087,417	1,270,869	3,441,279	3,834,230
Provision for cancelled contracts			(301,394)	(182,832)
Construction services	20,304	30,007	29,607	24,289
Taxes on sale of real estate and services	(98,974)	(115,104)	(228,986)	(272,637)
Net operating revenue	1,008,747	1,185,772	2,940,506	3,403,050

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2011	2010	2011	2010
Cost of real estate development and sale:
Construction cost	691,213	620,507	2,292,528	2,089,774
Land cost	102,217	171,271	283,867	324,813
Development cost	47,339	23,342	119,935	66,101
Capitalized financial charges	84,353	97,435	163,578	138,996
Maintenance / warranty	22,336	4,608	39,625	14,869
Provision for cancelled contracts	-	-	(221,195)	(173,635)
	947,458	917,163	2,678,338	2,460,918
Commercial expenses:
Marketing expenses	55,290	37,944	179,709	124,103
Brokerage and sale commission	53,022	34,857	157,762	95,549
Institutional marketing expenses	7,699	5,174	25,023	16,923
Customer Relationship Management expenses	6,999	4,024	22,748	13,162
Other	4,199	5,174	7,939	16,923
	127,209	87,173	393,181	266,660

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

24. Costs and expenses by nature (Continued)

	Company		Consolidated
	2011	2010	2011	2010
General and administrative expenses:
Salaries and payroll charges	33,574	31,139	126,635	110,282
Employee benefits	4,603	4,269	11,404	9,931
Travel and utilities	4,005	3,714	11,115	9,680
Services	11,480	10,647	16,947	14,759
Rents and condominium fees	6,701	6,215	12,182	10,609
IT	9,562	8,868	12,787	11,136
Organizational development	4,362	4,046	7,288	6,347
Stock option plan	15,429	8,135	19,272	12,924
Reserve for profit sharing	-	15,234	17,196	36,612
Other	6,129	5,305	16,632	14,474
	95,845	97,572	251,458	236,754

25. Financial income

	Company		Consolidated
	2011	2010	2011	2010
Financial income
Income from financial investments	29,356	84,231	62,724	107,225
Financial income on loan (Note 22)	6,642	2,007	7,667	3,074
Other interest income	516	2,921	15,289	7,009
Other financial income	7	1,026	7,293	10,777
	36,521	90,185	92,973	128,085
Financial expenses (Note 12)
Interest on funding, net of capitalization	(153,729)	(87,320)	(184,272)	(149,056)
Amortization of debenture cost	(1,870)	(2,947)	(2,067)	(6,560)
Payables to venture partners	-	-	(7,090)	(29,432)
Banking expenses	(2,101)	(3,564)	(13,108)	(10,441)
Derivative transactions (Note 21 (i) (b))	4,418	-	7,735	-
Other financial expenses	(20,385)	(12,729)	(54,074)	(14,713)
	(173,667)	(106,560)	(252,876)	(210,202)

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

26. Transactions with management and employees

(i)    Management compensation

       The amounts recorded in the account “General and administrative expenses” in the period ended December 31, 2011 and 2010 related to the compensation of the Company’s key management personnel are as follows:

2011	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	8	3	6	17
Annual fixed compensation (in R$)	1,473	137	3,497	5,107
Salary / Fees	1,473	137	3,294	4,904
Direct and indirect benefits	-	-	203	203
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	123	11	291	425
Total compensation	1,473	137	3,497	5,107

2010	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	6	3	5	14
Annual fixed compensation (in R$)	955	137	2,820	3,912
Salary / Fees	955	137	2,630	3,722
Direct and indirect benefits	-	-	190	190
Other	-	-	-	-
Variable compensation (in R$)	-	-	5,250	5,250
Bonus	-	-	5,250	5,250
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	3,787	3,787
Monthly compensation (in R$)	80	11	988	1,079
Total compensation	955	137	11,857	12,949

The annual aggregate amount to be distributed among the Company’s key management personnel for 2011, as fixed and variable compensation is             R$12,345 according to the Annual Shareholders’ Meeting held on April 29, 2011.

(ii)   Commercial operations

As of December 31, 2011, the total of commercial operations carried out in 2011 by units sold to the Management is R$3,165 (R$3,673 in 2010), and the total receivable is R$4,668 (R$9,842 in 2010).

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

26. Transactions with management and employees (Continued)

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of December 31, 2011, the Company recorded a provision for profit sharing amounting to R$17,196 in the consolidated statements (R$36,612 in 2010) under the account “General and administrative expenses”, related to its subsidiary AUSA.

27. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for completed unit and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The chart below shows coverage by insurance policy and respective amounts at December 31, 2011:

Insurance type	Coverage in thousands of R$

Engineering risks and completion guarantee	1,496,085
Policy outstanding	477,287
Directors & Officers liability insurance	93,250
2,066,622

The assumptions adopted, given their nature, are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

28. Earnings (loss) per share

The following table shows the calculation of basic and diluted earnings (loss) per share. In view of the loss for the year, according to CPC 41, shares with dilutive potential are not considered when there is a loss, because the impact would be antidilutive.

	2011	2010
		(restated)
Basic numerator
Proposed dividends	-	98,812
Undistributed earnings (loss)	(944,868)	165,753
Undistributed earnings (loss), available for the holders of common shares	(944,868)	264,565

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	431,586	412,434

Basic earnings (loss) per share – R$	(2,1893)	0,6415

Diluted numerator
Proposed dividends	-	98,812
Undistributed earnings (loss)	(944,868)	165,753

Undistributed earnings (loss), available for the holders of common shares	(944,868)	264,565

Diluted denominator (in thousands of shares)
Weighted average number of shares	431,586	412,434
Stock options	2,566	3,198
Antidilutive effect	(2,566)	-

Weighted average number of shares	431,586	415,632

Diluted earnings (loss) per share –R$	(2.1893)	0.6365

29. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, Fit Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

29. Segment information (Continued)

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A. (i)	Tenda	AUSA	Consolidated 2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating costs	(1,601,727)	(725,459)	(351,152)	(2,678,338)

Gross profit (loss)	220,198	(279,477)	321,447	262,168

Depreciation and amortization	(67,653)	(14,444)	(1,331)	(83,428)
Financial expenses	(206,638)	(13,147)	(33,091)	(252,876)
Financial income	51,986	28,804	12,183	92,973
Tax expenses	(78,409)	(39,339)	(24,614)	(142,362)

Net income (loss) for the year	(413,727)	(660,058)	128,917	(944,868)

Customers (short and long term)	2,793,045	1,476,882	556,521	4,826,448
Inventories (short and long term)	1,420,194	1,188,319	238,777	2,847,290
Other assets	851,265	813,610	168,011	1,832,886

Total assets	5,064,504	3,478,811	963,309	9,506,624

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

29. Segment information (Continued)

	Gafisa S.A. (i)	Tenda	AUSA	Consolidated 2010 (restated)
Net operating revenue	1,894,498	1,061,588	446,964	3,403,050
Operating cost	(1,477,751)	(731,991)	(251,176)	(2,460,918)

Gross profit	416,747	329,597	195,788	942,132

Depreciation and amortization	(19,224)	(13,588)	(1,004)	(33,816)
Financial expenses	(146,539)	(40,159)	(23,504)	(210,202)
Financial income	106,869	12,542	8,674	128,085
Tax expenses	(13,084)	5,982	(15,026)	(22,128)

Net income for the year	116,824	82,495	65,246	264,565

Customers (short and long term)	2,752,589	1,835,541	363,844	4,951,974
Inventories (short and long term)	1,323,170	695,663	187,239	2,206,072
Other assets	1,241,859	524,045	116,841	1,882,745

Total assets	5,317,618	3,055,249	667,924	9,040,791

The effects of the adjustments and reclassification mentioned in Note 2.1.3 are as follows:

	Gafisa S.A. (i) originally stated	Adjustments	Reclassification	Total restated
Net operating revenue	1,988,236	(115,851)	22,113	1,894,498
Operating cost	(1,477,751)	-	-	(1,477,751)

Gross profit	510,485	(115,851)	22,113	416,747

Depreciation and amortization	(19,224)	-	-	(19,224)
Financial expenses	(146,540)	-	-	(146,540)
Financial income	106,869	-	-	106,869
Tax expenses	(18,717)	5,633	-	(13,084)

Net income for the year	227,030	(110,206)	-	116,824

Customers (short and long term)	2,876,926	(126,022)	1,685	2,752,589
Inventories (short and long term)	1,323,170	-	-	1323,170
Other assets	1,412,824	(41,691)	(129,274)	1,241,589

Total assets	5,612,920	(167,713)	(127,589)	5,317,618

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

29. Segment information (Continued)

	Tenda Originally stated	Adjustments	Reclassification	Total restated
Net operating revenue	1,287,219	(52,417)	(173,214)	1,061,588
Operating cost	(905,629)	-	173,638	(731,991)

Gross profit	381,590	(52,417)	424	329,597

Depreciation and amortization	(13,588)	-	-	(13,588)
Financial expenses	(40,159)	-	-	(40,159)
Financial income	12,542	-	-	12,542
Tax expenses	(5,156)	11,138	-	5,982

Net income for the year	123,774	(41,280)	-	82,495

Customers (short and long term)	2,030,618	(52,417)	(142,660)	1,835,541
Inventories (short and long term)	556,757	-	138,906	695,663
Other assets	681,335	20,591	(177,883)	524,043

Total assets	3,268,710	(31,826)	(181,636)	3,055,249

(i)   Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.;

30. Subsequent events

a)   Renegotiation of the restrictive debenture covenants

As mentioned in Notes 12 and 13, as of December 31, 2011, the Company and its subsidiary Tenda are in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, the Company started to renegotiate with debenture holders a waiver for not complying with the ratios provided for such covenants.

On March 13, 2012, at the Debenture holders’ Meeting was held and debenture holders approved the following resolutions on the First Placement of Tenda and the Seventh Placement of Gafisa:

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

30. Subsequent events (Continued)

a)   Renegotiation of the restrictive debenture covenants (Continued)

1.   Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

“6.2.1.

(...)

(n) “the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited and reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables +Unappropriated Income + Total Inventory   > 1.5

Net Debt + Properties Payable + Unappropriated Cost

The amendment above does not imply accelerated maturity of the agreed-upon obligations in view of such Indenture, even in relation to the occasional non-fulfillment during the last quarter of 2011.

2.   Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% (First Placement of Tenda) and 125% (Seventh Placement of Gafisa).

3.   As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture. On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.    Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 are made by adopting the new methodology “m) non-compliance, by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.     {Total Debt – (Venture Debts + Short-term investments and Cash and Cash Equivalents)} ≤ 75% ;

Equity

2.     {Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0 ;

Total Debt

Gafisa S.A.

Notes to the individual and consolidated financial statements (Continued)

December 31, 2011

(In thousands of Brazilian Reais, except if stated otherwise)

30. Subsequent events (Continued)

a)   Renegotiation of the restrictive debenture covenants (Continued)

A.  For the purposes of the provisions of line (m):

(...)

(c)     “Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.   Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

     “4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

The ratios and amounts required by these renegotiated and presented restrictive covenants are retroactively as follows as of December 31, 2011:

12/31/2011
Fifth Placement
(Net debt – Venture Debt /Equity < or = 75%)	32.94%
Seventh Placement
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	1.74 time
First Placement – Tenda
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	2.57times

b)  Early Redemption of the FDIC investment

     On March 12, 2012, the holders of shares of Gafisa FIDC (Note 5(ii)) unanimously approved at a meeting held on that date, amendments to the fund rules, comprising the inclusion of a provision that allows for extraordinary amortization of subordinated shares; replacement of the rating agency; possibility of selling subordinated shares and changes to the amortization flow of shares to cash basis. At this same meeting, the extraordinary amortization was approved in the amount of R$10,000 until March 23, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer